BNP PARIBAS

05013500

RECEIVED
2005 DEC 28 A 10:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 1 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS

1 December 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2005 third quarter results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

PROCESSED
DEC 28 2005
THOMSON FINANCIAL

Enclosure : Third quarter 2005 results press release,
Third quarter 2005 results slide show,
Acknowledgement of receipt

BNP PARIBAS

RESULTS AS AT 30 SEPTEMBER 2005

PRESS RELEASE

24 November 2005

BNP PARIBAS

Paris, 24 November 2005

Third Quarter 2005

POWERFUL GROWTH DRIVE

- GROUP'S NET BANKING INCOME — €5,458MN (+16.8%)
- NBI *EXCLUDING BNP PARIBAS CAPITAL* — +19.5%
- STRONG GROWTH IN ALL THE CORE BUSINESSES:

RETAIL BANKING:	NBI	+11.0%
ASSET MANAGEMENT AND SERVICES:	NBI	+15.5%
CORPORATE AND INVESTMENT BANKING:	NBI	+30.4%

EXCELLENT OPERATING PERFORMANCES
(FIGURES EXCLUDING BNP PARIBAS CAPITAL)

- GROSS OPERATING INCOME — +31.4%
- OPERATING INCOME — +39.0%

SHARP RISE IN PROFITABILITY

- NET INCOME GROUP SHARE — €1,341mn (+ 22.0%)

FIRST 9 MONTHS OF 2005

- NET INCOME GROUP SHARE — €4,517mn (+ 25.8%)
- COST/INCOME RATIO (*EXCLUDING BNP PARIBAS CAPITAL*) — 61.3% (IMPROVED 1.6 PT)
- ANNUALISED ROE AFTER TAX — 20.6 % (+ 2.2 PTS)
- EARNINGS PER SHARE (9 MONTHS) — 5.4 € (+ 26%)

** All growth rates and comparisons indicated in this press release are on a comparable accounting standard basis, except where expressly provided otherwise. These figures are the result of a comparison of the third quarter and the first 9 months 2005 results calculated on the basis of the IFRS accounting standards, as adopted by the European Union for 2005, and a simulated restatement of the third quarter and the first 9 months 2004 applying the same standards. The corresponding simulated figures have not been audited. Figures for the third quarter 2004 and for the first 9 months 2004, restated based on the applicable 2004 IFRS accounting standards, are also provided in the detailed annexes but are not directly comparable to the third quarter 2005 and the first 9 months 2005 figures respectively due to differences with applicable 2005 IFRS accounting standards.*

On 23 November 2005, the Board of Directors of BNP Paribas, in a meeting chaired by Michel Pébereau, examined the Group's results for the third quarter as well as for the first nine months of the year.

POWERFUL GROWTH AND RESULTS UP SHARPLY.

BNP Paribas posted in the third quarter net banking income totalling 5,458 million euros, up 16.8% compared to the third quarter 2004. **Excluding BNP Paribas Capital ([1]), the net banking income soared 19.5 %.**

All the core businesses experienced fast-growing net banking income:

- Retail Banking: +11.0%
- Asset Management and Services : +15.5%
- Corporate and Investment Banking: +30.4%.

This growth in the core businesses is the result of major organic growth combined with growth through acquisitions. It has been supported by substantial new recruitment and job creation. Since the beginning of the year, BNP Paribas has recruited 7,000 new people world-wide, including 3,300 in France. Since the beginning of 2004, the Group has created a net total of 2,000 new jobs in France where it also has 1,200 job trainees ([2]).

The rise in operating expenses and depreciation reflects this trend, whilst remaining substantially lower than the growth in net banking income: +13.0% compared to the third quarter 2004. Gross operating income thus jumped 23.5% to 2,096 million euros. **Excluding BNP Paribas Capital, gross operating income soared 31.4%.**

Net additions to provisions (105 million euros) were 35.2% below those for the third quarter 2004 in a risk environment still very positive for all the core businesses.

Net income group share, at 1,341 million euros, was up 22.0% compared to the third quarter 2004.

For the first nine months of 2005, the net income group share totalled 4,517 million euros (+25.8%). This is the best level of all the eurozone banks. Annualised return on equity was 20.6%, up 2.2 points compared to the first nine months of 2004.

The cost/income ratio came to 61.3%, excluding BNP Paribas Capital, improved by 1.6 points compared to the first nine months of 2004.

---

[1]) Based on IFRS accounting standards, capital gains realised on non-consolidated equity investments, in particular private equity investments, are included in net banking income. Since BNP Paribas Capital has posted amounts of capital gains that vary from one quarter to the next, **it is more relevant to analyse variations in the net banking income and in gross operating income, BNP Paribas Capital.**

[2]) BNP Paribas has signed the Cultural Diversity Charter and the Youth Training Charter.

A POWERFUL GROWTH DRIVE IN ALL THE CORE BUSINESSES.

1. Retail Banking

Retail Banking's pre-tax income rose 33.5% compared to the third quarter 2004, to 984 million euros.

French Retail Banking

The retail network in France ([3]) posted **net banking income (1,367 million euros) that was up 5.3% compared to the third quarter 2004**. Net interest revenue rose 6.4%. Fees edged up 3.7%, driven by a sharp rise in fees on financial savings products (+15.8%), whilst the other fees fell slightly (-1.4%) compared to the particularly high level in the third quarter 2004.

After factoring in a substantial increase in performance-based compensation benefits, such as the employee profit-sharing contribution, operating expenses and depreciation rose 4.3%. Gross operating income, at 435 million euros, thus rose 7.7%. The cost of risk fell substantially (-38.5%). After sharing one third of the income from French Private Banking with the AMS core business, French Retail Banking's quarterly pre-tax income rose 15.5% to 372 million euros compared to the third quarter 2004.

The core business continued to achieve excellent results from its sales and marketing efforts in all fields:

- the growth in the number of **individual** cheque and deposit accounts has accelerated since the beginning of the year: +127,000 during the first nine months compared to +106,900 for the same period a year ago. Outstanding mortgages rose 21.7% compared to 2004 and consumer lending move up 7.9%, increases that outpaced the market (13.2% and 4.9% respectively ([4])). Similarly, there were particularly substantial savings inflows, especially for life insurance (+20% compared to the first nine months of 2004) and for medium- and long-term mutual funds (+47%);

- during the same period, outstanding **corporate** lending was also fast-growing and outpaced the market: +11.6% (compared to +4.8% ([4])). This growth in the outstandings came essentially from investment loans (+17.1%) and was achieved whilst observing the Group's profitability and risk criteria. Cross-selling of value-added products and services to corporate customers is increasing, facilitated by the recent introduction of "business centres".

For the first nine months of the year, the cost/income ratio, at 67.1%, improved by 1.1 points compared to the first nine months of 2004 with a positive jaw effect between the growth of net banking income (+5.4%) and the rise in operating expenses (+3.8%). French Retail Banking's pre-tax return on allocated equity came to 30% (+2 points compared to the same period in 2004).

[3]) With 100% of French Private Banking.
[4]) Source: Bank of France.

International Retail Banking and Financial Services

International Retail Banking and Financial Services is one of the core businesses driving the Group's growth. **Its revenues rose 17.1% compared to the third quarter 2004**, to 1,485 million euros, driven by sustained organic growth (+7.8% at constant scope and exchange rates) and acquisitions made in 2004, especially in the United States. Operating expenses and depreciation rose at a slower pace (+15.2%, or +4.9% at constant scope and exchange rates) such that gross operating income soared: +19.4% at 682 million euros, or 11.5% at constant scope and exchange rates.

The cost of risk fell 33.7% to 126 million euros and the core business's pre-tax income (612 million euros) rose sharply: +47.5%.

BancWest continued its sustained organic growth: at constant scope, its outstanding loans and deposits as at 30 September 2005 rose 9.0% and 5.9% respectively and quarterly fees were up 6.3% compared to the third quarter 2004. Thus, despite the continued erosion of the interest margin rate (3.61% for the third quarter 2005 compared to 3.83% for the third quarter 2004), gross operating income rose 6.8% at constant scope and exchange rates.

Given the acquisitions made at the end of 2004, the growth in each of these aggregates, compared to the third quarter 2004, at current scope, was more than 25%. Pre-tax income came to 247 million euros (+26.7%).

All the approvals required for the new acquisition (Commercial Federal Corporation) have been secured and the integration, scheduled for early December 2005, will pave the way for a new phase of growth in 2006.

Cetelem has maintained a good sales and marketing drive with loan origination during the quarter up 20% compared to the third quarter 2004 and outstanding loans at the end of September up 9.5% year-on-year (+22.8% excluding France).

Whilst driving this essentially organic growth, Cetelem maintained a positive jaw effect, at constant scope and exchange rates, between the growth in its net banking income (+8.5%) and the rise in its operating expenses (+8.3%) and decreased its cost of risk. Its combined ratio was thereby considerably improved at 74.3% compared to 77.5% in the third quarter 2004.

The consolidation through proportional accounting of Cofinoga in Cetelem, effective 1st October 2005, will bring the Group further growth momentum and a source of operating synergies in the consumer lending business where it has a leading position in Europe.

Arval, BNP Paribas Lease Group and **UCB** continued their rapid expansion in Europe with annual average outstandings rising 19.4% as at 30 September 2005. Quarterly pre-tax income for these three business lines totalled 125 million euros, up 31.6% compared to the third quarter 2004.

Between the third quarters 2004 and 2005, Emerging and Overseas Markets posted pre-tax income up sharply between the third quarters 2004 and 2005, from 36 to 88 million euros, due to fast-growing business as well as a net write-back of 10 million euros in provisions this quarter. The Group is actively conducting its commercial development programme which includes over 250 branch openings between 2005 and 2007 in the Mediterranean basin, the Gulf and in Turkey.

For the first nine months of 2005, International Retail Banking and Financial Services's pre-tax return on allocated equity came to 39% (+5 points compared to the same period in 2004). The cost/income ratio, at 55.0%, improved by 0.8 point.

2. Asset Management and Services.

Asset Management and Services experienced sharp growth in its business and its revenues. **Net banking income, which totalled 870 million euros, rose 15.5% compared to the third quarter 2004** (+13.9% at constant scope and exchange rates).

As at 30 September 2005, the total assets under management by the core business's business lines came to 414.6 billion euros, or 22.2% growth compared to 30 September 2004. This huge rise is due notably to record asset inflows during the first nine months of 2005: 25.9 billion euros, or an annualised asset inflow rate of over 10% of assets under management.

Against the backdrop of this buoyant growth, operating expenses and depreciation rose at a pace close to that of net banking income: +16.4% (+12.2% at constant scope and exchange rates) and gross operating income, at 288 million euros, was up 13.8% (+17.3% at constant scope and exchange rates). Pre-tax income (285 million euros) rose 10.9%.

Wealth and Asset Management posted 138 million euros in pre-tax income (+24.3% compared to the third quarter 2004). On sophisticated assets such as alternative and structured funds, Wealth and Asset Management grew its outstandings by 8.2 billion euros in the first nine months of 2005, bringing the total to 27.6 billion euros. A strategic partnership was concluded in India with the Sundaram Finance Group.

The **Insurance** business continued its rapid growth. Over a nine month period, this business line brought in a gross total of 6.5 billion euros in individual savings in France with a proportion of unit-linked products substantially higher than the market average (30% compared to 22%). During the same period, 2.4 billion euros in assets were collected outside France, or 15% more than the same period a year ago.

Pre-tax income totalled 114 million euros in the third quarter of the year (-5.8% compared to the third quarter 2004) after Cardif Pinnacle increased its technical reserves in the UK and aligned its practices with Group standards, which resulted in a one-time 30 million euros reduction in net banking income.

The **Securities Services** business experienced sustained growth both in global custody services and fund administration. As at 30 September 2005, assets under custody totalled 2,872 billion euros and assets under administration 484 billion euros (compared to 2,383 and 262 billion euros respectively as at 30 September 2004). BNP Paribas thus ranked 4th world-wide by volume of cross-border assets under custody.

Pre-tax income for the third quarter (33 million euros) was up sharply (+32.0%) compared to the third quarter 2004.

For the first nine months of 2005, Asset Management and Services's cost/income ratio came to 65.3% (+0.7 points compared to the same period a year ago). Pre-tax return on allocated equity came to 33% (+1 point compared to the same period in 2004).

3. Corporate and Investment Banking.

In a favourable market environment, **Corporate and Investment Banking grew its net banking income appreciably: +30.4% compared to the third quarter 2004**. Given the positive jaw effect due to the fact that operating expenses and depreciation were kept under control, gross operating income rose at a faster pace: +42.6% compared to the third quarter 2004.

With respect to credit risk, net increases in specific new provisions remained limited, as in the first half of the year, whilst certain provisions for previous loans were written back in particular in the United States. The net balance is +49 million euros (compared to +27 million euros in the third quarter 2004).

Corporate and Investment Banking's pre-tax income, 764 million euros, was up 40.7% compared to the third quarter 2004.

As in the first half of the year, the **Financing businesses** posted revenues that were up sharply: +24.2% compared to the third quarter 2004. All the business segments contributed to this good performance with their technical expertise and innovation capacity.

The Group's competitive positions in these business lines were confirmed when it was recently named the "World's Best Project Finance Oil and Gas Bank" and the "World's Best Trade Finance Bank" by the magazine *Global Finance* and "Best Project Finance House" by the magazine *Euromoney*. Rankings published at the end of September ([5]) placed BNP Paribas as second largest syndicated loan arranger in Europe and third biggest leveraged financing arranger in Europe.

The **Advisory and Capital Markets** businesses largely benefited from the favourable market context. Whilst maintaining a limited value at risk (99% 1 day-interval VaR: on average 25 million euros in the third quarter 2005), they posted sharply higher revenues: 1,015 million euros, +35.0% compared to the third quarter 2004.

This growth was due mainly to equity derivatives, whose quarterly net banking income was greater than both the third quarter 2004 and the second quarter 2005, thanks to particularly buoyant customer business.

Rankings published in September reflect this market position. For example, *Risk* magazine ranked BNP Paribas global number 1 for hedge fund derivatives and *The Banker* magazine named the Group "Equity Derivatives House of the Year in Asia Pacific".

The Fixed Income businesses also maintained their excellent performances, especially in derivatives. In Asia, BNP Paribas was named "Credit Derivatives House of the Year" in the October 2005 edition of *Asia Risk* magazine. The new bond issue business remained very upbeat, in particular for all euro-denominated bond issues, for which BNP Paribas ranked third arranger at the end of September ([5]).

For the first nine months of the year, Corporate and Investment Banking's cost/income ratio further improved by 2.2%, to 57.8%, confirming BNP Paribas's strong competitive edge in these business areas. Pre-tax return on allocated equity came to 33% (+3 points).

[5]) Source: *Thomson Financial*.

BNP Paribas Capital

Since only limited capital gains were realised this quarter, BNP Paribas Capital's net banking income only totalled 42 million euros compared to 138 million in the third quarter 2004.

For the first nine months of 2005, BNP Paribas Capital's pre-tax income came to 515 million euros (compared to 603 million euros for the same period a year ago).

The portfolio's estimated value totalled 4.2 billion euros as at 30 September 2005 (compared to 4.3 billion as at 30 June 2005), including 1.5 billion euros in unrealised capital gains (+0.2 billion euros compared to 30 June 2005).

♦

The international capital adequacy ratio was estimated at 11.2% as at 30 September 2005 and the Tier 1 ratio at 7.9%.

A 600 million euros share buyback programme is under way. Given the share buybacks completed, the average number of shares outstanding during the first nine months of 2005 (829.1 millions) is below the number during the same period in 2004 (839.7 millions) and **net earnings per share for the first nine months of the year rose from 4.3 euros to 5.4 euros (+26%).**

◆

◆ ◆

Commenting on these results, Baudouin Prot, CEO said: "*All BNP Paribas's core businesses are experiencing a powerful growth drive. The Group is successfully implementing its business development model combining organic investments and new staff recruitment with targeted acquisitions to continue to generate such growth in the future. The effectiveness of this strategy, combined with excellent operating performances, has resulted in a sharp rise in the net earnings per share.*"

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**5,458**	**+16.8%**	**+5.6%**	**16,232**	**+12.9%**
Operating Expenses and Dep.	-3,362	+13.0%	+5.2%	-9,700	+10.0%
Gross Operating Income	**2,096**	**+23.5%**	**+6.1%**	**6,532**	**+17.6%**
Provisions	-105	-35.2%	-3.7%	-317	-55.2%
Operating Income	**1,991**	**+29.7%**	**+6.6%**	**6,215**	**+28.2%**
Associated Companies	84	-29.4%	-18.4%	260	-16.7%
Other Non Operating Items	9	n.s.	n.s.	125	n.s.
Non Operating Items	**93**	**-23.1%**	**-54.9%**	**385**	**+3.2%**
Pre-Tax Income	**2,084**	**+25.8%**	**+0.5%**	**6,600**	**+26.4%**
Tax Expense	-628	+37.7%	+17.8%	-1,780	+34.1%
Minority Interests	-115	+13.9%	+36.9%	-303	+0,0%
Net Income, Group Share	**1,341**	**+22.0%**	**-7.9%**	**4,517**	**+25.8%**
Cost / Income	**61.6%**	**-2.1 pt**	**-0.2 pt**	**59.8%**	**-1.6 pt**
Cost/Income excluding BNP Paribas Capital	**62.0%**	**-3.4 pt**	**0,0 pt**	**61.3%**	**-1.6 pt**
Annualised ROE after Tax				20.6%	+2.2 pt

Changes calculated on the basis of 3Q04 and 9M04 figures simulated according to EU-IFRS (including IAS32, 39 and IFRS 4). This method has been applied throughout this document with the exception of pages 24 to 28 which show changes calculated on the basis of 3Q04 and 9M04 figures stated according to IFRS 2004 (excluding IAS 32, 39 and IFRS 4).

3RD QUARTER 2005 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other activities	Group
Net Banking Income	**2,807**	**870**	**1,688**	**42**	**51**	**5,458**
Change/3Q04 EU-IFRS	+11.0%	+15.5%	+30.4%	-69.6%	n.s.	+16.8%
Change/2Q05	+2.6%	-1.4%	+7.7%	+75.0%	n.s.	+5.6%
Operating Expenses and Dep.	-1,712	-582	-968	-5	-95	-3,362
Change/3Q04 EU-IFRS	+9.0%	+16.4%	+22.7%	-37.5%	n.s.	+13.0%
Change/2Q05	+2.7%	+4.7%	+7.1%	+0.0%	n.s.	+5.2%
Gross Operating Income	**1,095**	**288**	**720**	**37**	**-44**	**2,096**
Change/3Q04 EU-IFRS	+14.3%	+13.8%	+42.6%	-71.5%	n.s.	+23.5%
Change/2Q05	+2.4%	-11.7%	+8.4%	+94.7%	n.s.	+6.1%
Provisions	-167	-1	49	-1	15	-105
Change/3Q04 EU-IFRS	-34.5%	n.s.	+81.5%	+0.0%	n.s.	-35.2%
Change/2Q05	+5.0%	-75.0%	-2.0%	+0.0%	n.s.	-3.7%
Operating Income	**928**	**287**	**769**	**36**	**-29**	**1,991**
Change/3Q04 EU-IFRS	+32.0%	+12.1%	+44.5%	-72.1%	n.s.	+29.7%
Change/2Q05	+2.0%	-10.9%	+7.7%	x2,0	n.s.	+6.6%
Associated Companies	33	0	1	30	20	84
Other Non Operating Items	23	-2	-6	1	-7	9
Pre-Tax Income	**984**	**285**	**764**	**67**	**-16**	**2,084**
Change/3Q04 EU-IFRS	+33.5%	+10.9%	+40.7%	-66.2%	n.s.	+25.8%
Change/2Q05	+3.6%	-24.0%	+3.4%	-5.6%	n.s.	+0.5%

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other activities	Group
Net Banking Income	**2,807**	**870**	**1,688**	**42**	**51**	**5,458**
3Q04 EU-IFRS	2,528	753	1,294	138	-41	4,672
2Q05	2,736	882	1,568	24	-39	5,171
Operating Expenses and Dep.	-1,712	-582	-968	-5	-95	-3,362
3Q04 EU-IFRS	-1,570	-500	-789	-8	-108	-2,975
2Q05	-1,667	-556	-904	-5	-63	-3,195
Gross Operating Income	**1,095**	**288**	**720**	**37**	**-44**	**2,096**
3Q04 EU-IFRS	958	253	505	130	-149	1,697
2Q05	1,069	326	664	19	-102	1,976
Provisions	-167	-1	49	-1	15	-105
3Q04 EU-IFRS	-255	3	27	-1	64	-162
2Q05	-159	-4	50	-1	5	-109
Operating Income	**928**	**287**	**769**	**36**	**-29**	**1,991**
3Q04 EU-IFRS	703	256	532	129	-85	1,535
2Q05	910	322	714	18	-97	1,867
Associated Companies	33	0	1	30	20	84
3Q04 EU-IFRS	31	1	-4	69	22	119
2Q05	37	0	-1	2	65	103
Other Non Operating Items	23	-2	-6	1	-7	9
3Q04 EU-IFRS	3	0	15	0	-16	2
2Q05	3	53	26	51	-30	103
Pre-Tax Income	**984**	**285**	**764**	**67**	**-16**	**2,084**
3Q04 EU-IFRS	737	257	543	198	-79	1,656
2Q05	950	375	739	71	-62	2,073
Minority Interests						-115
Tax Expense						-628
Net Income, Group Share						**1,341**

9M05 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other activities	Group
Net Banking Income	**8,205**	**2,565**	**4,822**	**423**	**217**	**16,232**
Change/9M 04 EU-IFRS	+9.8%	+15.1%	+16.1%	+7.6%	n.s.	+12.9%
Operating Expenses and Dep.	-5,011	-1,674	-2,785	-16	-214	-9,700
Change/9M 04 EU-IFRS	+7.8%	+16.3%	+11.7%	-30.4%	n.s.	+10.0%
Gross Operating Income	**3,194**	**891**	**2,037**	**407**	**3**	**6,532**
Change/9M 04 EU-IFRS	+13.2%	+12.9%	+22.7%	+10.0%	n.s.	+17.6%
Provisions	-503	-8	146	-2	50	-317
Change/9M 04 EU-IFRS	-27.0%	n.s.	n.s.	n.s.	n.s.	-55.2%
Operating Income	**2,691**	**883**	**2,183**	**405**	**53**	**6,215**
Change/9M 04 EU-IFRS	+26.2%	+12.3%	+35.8%	+8.9%	n.s.	+28.2%
Associated Companies	96	0	2	51	111	260
Other Non Operating Items	28	52	34	59	-48	125
Pre-Tax Income	**2,815**	**935**	**2,219**	**515**	**116**	**6,600**
Change/9M 04 EU-IFRS	+25.8%	+18.4%	+34.9%	-14.6%	n.s.	+26.4%
Minority Interests						-303
Tax Expense						-1,780
Net Income, Group Share						**4,517**
Annualised ROE after Tax						20.6%

RETAIL BANKING

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**2,807**	**+11.0%**	**+2.6%**	**8,205**	**+9.8%**
Operating Expenses and Dep.	-1,712	+9.0%	+2.7%	-5,011	+7.8%
Gross Operating Income	**1,095**	**+14.3%**	**+2.4%**	**3,194**	**+13.2%**
Provisions	-167	-34.5%	+5.0%	-503	-27.0%
Operating Income	**928**	**+32.0%**	**+2.0%**	**2,691**	**+26.2%**
Associated Companies	33	+6.5%	-10.8%	96	+5.5%
Other Non Operating Items	23	n.s.	n.s.	28	n.s.
Pre-Tax Income	**984**	**+33.5%**	**+3.6%**	**2,815**	**+25.8%**
Cost / Income	61.0%	-1.1 pt	+0.1 pt	61.1%	-1.1 pt
Allocated Equity (Ebn)				10.7	+10.8%
Pre-Tax ROE				35%	+4 pt

QUARTERLY NET BANKING INCOME


2,404
2,538
2,528
2,519
2,662
2,736
2,807
in €mn
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

FRENCH RETAIL BANKING*

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**1,367**	**+5.3%**	**+1.4%**	**4,065**	**+5.4%**
Incl. Commissions	*557*	*+3.7%*	*-0.9%*	*1,684*	*+5.9%*
Incl. Interest Margin	*810*	*+6.4%*	*+3.1%*	*2,381*	*+5.1%*
Operating Expenses and Dep.	-932	+4.3%	+3.3%	-2,729	+3.8%
Gross Operating Income	**435**	**+7.7%**	**-2.5%**	**1,336**	**+9.1%**
Provisions	-40	-38.5%	-4.8%	-126	-36.7%
Operating Income	**395**	**+16.5%**	**-2.2%**	**1,210**	**+17.9%**
Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**395**	**+16.5%**	**-2.2%**	**1,210**	**+17.9%**
Income Attributable to AMS	-23	+35.3%	+4.5%	-67	+26.4%
Pre-Tax Income of French Retail Bkg	**372**	**+15.5%**	**-2.6%**	**1,143**	**+17.5%**
Cost / Income	68.2%	-0.7 pt	+1.3 pt	67.1%	-1.1 pt
Allocated Equity (Ebn)				5.1	+9.0%
Pre-Tax ROE				30%	+2 pt

*Including 100% of French private banking for NBI to Pre-Tax Income lines.

- NBI: growth of 5.3% / 3Q04
  - Good growth in net interest revenue: +6.4% (negligible impact of the Home Ownership Savings Plans and Accounts provision)
  - Fees on investment funds and transactions: +15.8% / 3Q04
  - Other fees down 1.4% compared to 3Q04 when they were particularly high
- Costs in 3Q05: upward revision of the employee profit-sharing contributions due to the good results
- Confirmation of the decline in the cost of risk on risk weighted assets: 20 bp in 3Q05

FEES


533
520
537
536
565
562
557
182.2
167.5
161.7
167.7
197.6
191.7
187.3
351.0
352.5
375.0
367.9
367.2
370.7
369.9
in €mn
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
Fees on other banking transactions
Fees on investment funds and transactions

Including 100% of French private banking

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 3Q05	%Change 1 year 3Q05/3Q04	%Change 1 quarter 3Q05/2Q05	Average Outstandings 9M05	% Change 1 year 9M05/9M04
LENDINGS (1)					
Total Loans	88.4	**+13.2%**	**+2.5%**	**86.2**	**+14.6%**
Individual Customers	45.6	+18.4%	+4.3%	43.7	+19.3%
Incl. Mortgages	38.5	+20.5%	+4.8%	36.8	+21.7%
Incl. Consumer Lending	7.1	+8.0%	+1.9%	6.9	+7.9%
Corporates	40.0	+9.7%	+1.0%	39.4	+11.6%
DEPOSITS and SAVINGS (1)	78.1	**+5.4%**	**+1.5%**	**77.0**	**+5.0%**
Cheque and Current Accounts	32.4	+6.0%	+2.7%	31.7	+5.3%
Savings Accounts	38.0	+5.7%	+0.4%	37.9	+6.3%
Market Rate Deposits	7.7	+1.0%	+2.0%	7.5	-1.5%

(1) Average cash Outstandings

In billions of euros	30-Sep-05	% Change 30.09.05/ 30.09.04	% Change 30.09.05/ 30.06.05
Funds under management			
Life Insurance	44.8	+14.7%	+3.2%
Mutual Funds (2)	64.5	+11.7%	+4.4%

(2) These statistics do not include mutual funds assets registered in Luxembourg (PARVEST)

INDIVIDUAL CUSTOMERS :

- Continued to grow the number of individual cheque and deposit accounts


+89,200
+101,000
+106,900
+127,000
9M02
9M03
9M04
9M05

- Outstanding loans grew at a rate higher than the market average
  - Mortgages: +21.7% / 9M04 (market: +13.2%*)
  - Consumer lending: +7.9% / 9M04 (market: +4.9%*)
- Good performance in savings inflows
  - Life insurance: €5.3bn, +20% / 9M04 (market: 14%**)
  - Medium- and long-term mutual funds: €4.0bn, +47% / 9M04 (market: not available)

** Source : Bank of France **Source : FFSA*

CORPORATE SEGMENT :

- Continued rise in outstanding business loans: +11.6% / 9M04
  - Growth outpaced the market average (+4.8%*)
  - Sharp rise in outstanding business investment loans: +17.1% / 9M04
  - Maintained profitability and risk criteria

**Source: Bank of France*

OUTSTANDING BUSINESS LOANS


in €bn
40.8
40.0
38.8
38.3
37.7
36.4
34.9
33.8
34.3
35.3
36.5
37.8
38.7
39.6
40.0
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

- Stepped up cross-selling across the other business lines
  - Interest rate and foreign exchange derivatives: +60% / 9M04
  - Merger & acquisition deals: +60% / 9M04
  - Equipment leasing: +30% / 9M04

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

■ A fast growing core business: NBI +17.1% / 3Q04

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**1,485**	**+17.1%**	**+3.6%**	**4,276**	**+14.6%**
Operating Expenses and Dep.	-803	+15.2%	+1.8%	-2,352	+13.0%
Gross Operating Income	**682**	**+19.4%**	**+5.7%**	**1,924**	**+16.6%**
Provisions	-126	-33.7%	+7.7%	-376	-23.3%
Operating Income	**556**	**+45.9%**	**+5.3%**	**1,548**	**+33.4%**
Associated Companies	33	+6.5%	-10.8%	96	+5.5%
Other Non Operating Items	23	n.s.	n.s.	28	n.s.
Pre-Tax Income	**612**	**+47.5%**	**+7.7%**	**1,672**	**+32.2%**
Cost / Income	54.1%	-0.9 pt	-0.9 pt	55.0%	-0.8 pt
Allocated Equity (Ebn)				5.6	+12.4%
Pre-Tax ROE				39%	+5 pt

3Q05/3Q04 at constant scope and exchange rates: NBI: + 7.8%, Operating expenses: + 4.9% ; GOI: + 11.5%

BANCWEST

BancWest and its subsidiaries' contribution to the IRFS core business

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**480**	**+24.4%**	**+5.7%**	**1,352**	**+18.8%**
Operating Expenses and Dep.	-224	+22.4%	+5.7%	-644	+20.6%
Gross Operating Income	**256**	**+26.1%**	**+5.8%**	**708**	**+17.2%**
Provisions	-9	+12.5%	n.s.	-24	-27.3%
Operating Income	**247**	**+26.7%**	**+3.8%**	**684**	**+19.8%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**247**	**+26.7%**	**+3.3%**	**684**	**+19.8%**
Cost / Income	46.7%	-0.7 pt	+0.0 pt	47.6%	+0.7 pt
Allocated Equity (Ebn)				1.9	+22.4%
Pre-Tax ROE				49%	-1 pt

3Q05/3Q04 at constant scope and exchange rates: NBI: + 2.5%, Operating expenses : + 2.2% ; GOI: +6.8%; Pre-tax income: + 7.7%

■ Pre-tax income: €247mn, +26.7% / 3Q04 (+7.7% at constant scope and exchange rates)

- Powerful sales momentum: +26.2% for lending (+9.0% at constant scope compared to 30 Sept. 04) and +25.3% for deposits (+5.9% at constant scope)

OUTSTANDING LOANS
(End of period)


26.2
27.2
27.8
32.7
33.1
34.0
35.1
in USD bn
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

- Interest margin rate: 3.61% in 3Q05 (3.66% in 2Q05 and 3.83% in 3Q04)
- Fees: +30.5% / 3Q04, +6.3% at constant scope
- Confirmation of improved asset quality: NPLs/Loans ratio 0.41% as at 30 Sept. 05 compared to 0.44% as at 30 Sept. 04

■ Commercial Federal Corporation

CETELEM

Cetelem and its subsidiaries' contribution to the IRFS core business

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**475**	**+9.2%**	**+5.1%**	**1,378**	**+7.5%**
Operating Expenses and Dep.	-240	+9.6%	+0.8%	-709	+7.9%
Gross Operating Income	**235**	**+8.8%**	**+9.8%**	**669**	**+7.0%**
Provisions	-113	-4.2%	+17.7%	-315	-10.0%
Operating Income	**122**	**+24.5%**	**+3.4%**	**354**	**+28.7%**
Associated Companies	32	+0.0%	-11.1%	92	+4.5%
Other Non Operating Items	22	n.s.	n.s.	23	n.s.
Pre-Tax Income	**176**	**+35.4%**	**+13.5%**	**469**	**+27.1%**
Cost / Income	50.5%	+0.2 pt	-2.2 pt	51.5%	+0.3 pt
Allocated Equity (Ebn)				1.6	+4.2%
Pre-Tax ROE				39%	+7 pt

3Q05/3Q04 at constant scope and exchange rates: NBI: + 8.5%, Operating expenses : + 8.3% ; GOI: +8.8%; Pre-tax income: + 16.9%

- Pre-tax income: €176mn, +35.4% / 3Q04 (+16.9% at constant scope and exchange rates)
  - Good business momentum: new loans up 20% / 3Q04
  - Combined ratio*: 74.3% compared to 77.5% in 3Q04

** Combined ratio = (Operating Expenses + Provisions) / NBI*

PRE-TAX INCOME



in €mn
119
120
130
129
138
155
176
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

- Cofinoga: joint control finalised
  - Proportional consolidation as of 01.10.05

OTHER FINANCIAL SERVICES : ARVAL, BNP PARIBAS LEASE GROUP, UCB

- Pre-tax income: €125mn (+31.6 % / 3Q04)
- Continued fast-paced growth in outstandings: +19.4% / 30.09.04

EMERGING MARKETS

NUMBER OF BRANCHES PLANNED IN THE MEDITERRANEAN AND GULF REGION
End of period



314
381
490
580
2004
2005
2006
2007

- Pre-tax income: €88mn compared to €36mn in 3Q04
  - Sharp rise in business
  - Cost of risk: net write back of provisions in 3Q05
- Highly accelerated sales & marketing development
  - Substantial increase in the pace of branch openings in the Mediterranean and Gulf region
- Strategic partnership in China with Nanjing City Commercial Bank
  - Bought* a 19.2% stake valued at USD87mn

**subject to regulatory approval.*

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

	Sep-05	Jun-05	% Change 1 quarter /June 05	Sep-04	% Change 1 year / Sep-04
In billions of euros					
CETELEM	**34.5**	**33.5**	**+3.2%**	**31.5**	**+9.5%**
France	19.4	19.3	+0.5%	19.2	+1.0%
Outside France	15.1	14.2	+6.8%	12.3	+22.8%
BNP Paribas Lease Group MT (1)	**15.0**	**14.9**	**+0.4%**	**16.1**	**-7.1%**
France	10.8	10.9	-1.4%	12.4	-13.0%
Europe (excluding France)	4.2	4.0	+5.3%	3.8	+12.2%
UCB Individuals (1,2)	**26.4**	**25.1**	**+5.3%**	**18.0**	**+46.7%**
France Individuals	14.9	14.5	+2.9%	9.8	+51.8%
Europe (excluding France)	11.5	10.6	+8.6%	8.2	+40.6%
Long Term Leasing with Services	**6.0**	**5.9**	**+2.0%**	**5.5**	**+7.7%**
France	2.0	2.0	+0.9%	1.8	+13.2%
Europe (excluding France)	4.0	3.9	+2.5%	3.8	+5.1%
ARVAL (in thousands)					
Financed vehicles	**460**	**451**	**+2.0%**	**424**	**+8.6%**
Total managed vehicles	591	602	-1.8%	602	-1.8%

(1) Transfer of BPLG residential real estate oustandings of BNP Paribas Invest Immo to UCB from 31.12.04. (€1.5 bn)

(2) Including Abbey National France outstandings from 31.03.05 (€ 2.6 bn).

ASSET MANAGEMENT AND SERVICES

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**870** *	**+15.5%**	**-1.4%**	**2,565** *	**+15.1%**
Operating Expenses and Dep.	-582	+16.4%	+4.7%	-1,674	+16.3%
Gross Operating Income	**288**	**+13.8%**	**-11.7%**	**891**	**+12.9%**
Provisions	-1	n.s.	-75.0%	-8	n.s.
Operating Income	**287**	**+12.1%**	**-10.9%**	**883**	**+12.3%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	-2	n.s.	n.s.	52	n.s.
Pre-Tax Income	**285**	**+10.9%**	**-24.0%**	**935**	**+18.4%**
Cost / Income	66.9%	+0.5 pt	+3.9 pt	65.3%	+0.7 pt
Allocated Equity (Ebn)				3.7	+14.7%
Pre-Tax ROE				33%	+1 pt

3Q05/3Q04 at constant scope and exchange rates: NBI: + 13.9%, Operating expenses: + 12.2% ; GOI: + 17.3%
** including a one-time addition to technical reserves for Cardif Pinnacle's business in the United Kingdom*

- Sharp rise in the business and continued investment in business development

ASSETS UNDER MANAGEMENT : +20.8% / 31 DECEMBER 2004


414.6
+€71.5bn
343.1
141.6
Net asset inflow
€25.9bn
Private Banking
and
Cortal Consors
117.2
Scope,
Performance,
Exchange effets
and others
€45.6bn
184.1
Asset
Management
147.4
Insurance
78.5
88.9
In billions of euros
31 December 2004
30 September 2005

NET ASSET INFLOWS 9M05: €25.9BN, +10.1%* of assets under management
in billions of euros


25.9
13.6
14.2
Insurance: €4.8bn
Asset Management: €12.2bn
Private Banking and
Cortal Consors: €8.9bn
2003
2004
9M05

** annualised rate*

- Sharp rise in the pace of net asset inflows compared to previous years:
  - 3Q05: €9.0bn (€4.1bn in 3Q04)
  - 9M05: €25.9bn, +10.1%* of assets under management

Excluding cross-selling between the business lines within AMS:
Asset under management: €350.6bn as at 30 Sep. 2005 compared to €292.1bn as at 31 Dec. 2004 (+20.0%)
Net asset inflows in 3Q05: €8.1bn compared to €3.5bn in 3Q04
Net asset inflows in 9M05: €22.4bn, +10.2% in annualised rate (€10.4bn in 9M04)


TOTAL ASSETS UNDER MANAGEMENT
335.2
335.7
339.4
343.1
361.4
385.5
414.6
114.6
115.8
116.1
117.2
125.7
133.3
141.6
147.1
144.7
146.5
147.4
154.0
167.0
184.1
73.5
75.2
76.8
78.5
81.7
85.2
88.9
in €bn
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05
Private Banking and Cortal Consors
Asset Management
Insurance

WEALTH AND ASSET MANAGEMENT

WAM = Private Banking + Asset Management + Cortal Consors + Real Estate Services

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**453**	**+16.8%**	**+2.5%**	**1,304**	**+14.3%**
Operating Expenses and Dep.	-314	+12.1%	+4.3%	-907	+14.4%
Gross Operating Income	**139**	**+28.7%**	**-1.4%**	**397**	**+14.1%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**139**	**+26.4%**	**-1.4%**	**397**	**+14.1%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	-1	n.s.	n.s.	1	-66.7%
Pre-Tax Income	**138**	**+24.3%**	**-2.8%**	**398**	**+13.1%**
Cost / Income	69.3%	-2.9 pt	+1.2 pt	69.6%	+0.1 pt
Allocated Equity (Ebn)				1.0	+6.3%

- Pre-tax income: €138mn, +24.3% / 3Q04
- Continued sharp rise in alternative and structured products, which totalled 15% of Asset Management outstandings as at 30 Sept. 05
- Strategic Partnership in India with Sundaram Finance*
  - Took a 49.9% equity investment in Sundaram Asset Management Company Ltd

** Transaction subject to approval by India's regulators. Closing scheduled to take place in the 1st quarter 2006*


ASSET MANAGEMENT – BREAKDOWN OF ASSETS UNDER MANAGEMENT
31/12/04
Monetary 31%
Bonds 31%
Equity 15%
Diversified 10%
Structured, alternative & index-based 13%
€147.4bn
30/09/05
Monetary 28%
Bonds 28%
Equity 17%
Diversified 12%
Structured, alternative & index-based 15%
€184.1bn


ASSET MANAGEMENT : ALTERNATIVE AND STRUCTURED PRODUCTS OUSTSTANDINGS
(in billions of euros)
12.8
15.4
19.4
27.6
31.12.02
31.12.03
31.12.04
30.09.05

INSURANCE

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**237 ***	**+8.7%**	**-5.2%**	**724 ***	**+15.7%**
Operating Expenses and Dep.	-121	+23.5%	+6.1%	-346	+21.4%
Gross Operating Income	**116**	**-3.3%**	**-14.7%**	**378**	**+10.9%**
Provisions	-1	n.s.	-75.0%	-8	n.s.
Operating Income	**115**	**-5.0%**	**-12.9%**	**370**	**+9.5%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	-1	n.s.	n.s.	51	n.s.
Pre-Tax Income	**114**	**-5.8%**	**-38.0%**	**421**	**+24.6%**
Cost / Income	51.1%	+6.1 pt	+5.5 pt	47.8%	+2.3 pt
Allocated Equity (Ebn)				2.3	+12.9%

** including a one-time addition to technical reserves for Cardif Pinnacle's business in the United Kingdom*

- Pre-tax income: €114mn, -5.8% / 3Q04
  - Increased Cardif Pinnacle's technical reserves in the UK, and aligned practices with the Group's standards: one-time negative impact of €30mn on NBI
- Sustained Business
  - France: €6.5bn in gross personal savings asset inflows in 9M05, including 30% in unit-linked products (compared to 22% for the market)
  - Outside France: €2.4bn in asset inflows in 9M05 (+15% / 9M04)

SECURITIES SERVICES

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**180**	**+22.4%**	**-5.3%**	**537**	**+16.2%**
Operating Expenses and Dep.	-147	+20.5%	+4.3%	-421	+16.3%
Gross Operating Income	**33**	**+32.0%**	**-32.7%**	**116**	**+16.0%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**33**	**+32.0%**	**-32.7%**	**116**	**+16.0%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**33**	**+32.0%**	**-32.7%**	**116**	**+16.0%**
Cost / Income	81.7%	-1.3 pt	+7.5 pt	78.4%	+0.0 pt
Allocated Equity (Ebn)				0.4	+57.0%

- Pre-tax income: €33mn, +32.0%/ 3Q04
- Accelerated growth
  - Assets under custody: +21% / 30.09.04
  - Number of transactions: +31% / 3Q04
  - Assets under administration: €484bn as at 30.09.05 compared to €262bn as at 30.09.04

ASSETS UNDER CUSTODY (end of period)
In billions of euros



2,279
2,291
2,383
2,473
2,621
2,698
2,872

- "Global Securities House of the Year" (Zone Europe - *The Banker Sept. 05*)
- No. 4 worldwide in terms of the volume of cross-border assets under custody (*Institutional Investors Sept.05*)

CORPORATE AND INVESTMENT BANKING

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**1,688**	**+30.4%**	**+7.7%**	**4,822**	**+16.1%**
Operating Expenses and Dep.	-968	+22.7%	+7.1%	-2,785	+11.7%
Gross Operating Income	**720**	**+42.6%**	**+8.4%**	**2,037**	**+22.7%**
Provisions	49	+81.5%	-2.0%	146	n.s.
Operating Income	**769**	**+44.5%**	**+7.7%**	**2,183**	**+35.8%**
Associated Companies	1	n.s.	n.s.	2	n.s.
Other Non Operating Items	-6	n.s.	n.s.	34	-19.0%
Pre-Tax Income	**764**	**+40.7%**	**+3.4%**	**2,219**	**+34.9%**
Cost / Income	57.3%	-3.7 pt	-0.4 pt	57.8%	-2.2 pt
Allocated Equity (Ebn)				9.0	+24.9%
Pre-Tax ROE				33%	+3 pt

- Sharp growth in NBI (+30.4%) and in GOI (+42.6%) / 3Q04
  - Cost/income ratio continues to be a benchmark for the industry

FINANCING BUSINESSES

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**673**	**+24.2%**	**-7.0%**	**2,022**	**+20.4%**
Operating Expenses and Dep.	-286	+15.8%	+2.1%	-826	+12.8%
Gross Operating Income	**387**	**+31.2%**	**-12.8%**	**1,196**	**+26.2%**
Provisions	49	+75.0%	-2.0%	146	n.s.
Operating Income	**436**	**+35.0%**	**-11.7%**	**1,342**	**+48.9%**
Other Non Operating Items	5	-16.7%	-44.4%	19	+11.8%
Pre-Tax Income	**441**	**+34.0%**	**-12.3%**	**1,361**	**+48.3%**
Cost / Income	42.5%	-3.1 pt	+3.8 pt	40.9%	-2.7 pt
Allocated Equity (Ebn)				6.0	+34.9%

- New sharp rise in revenues and in the GOI
  - NBI: €673mn, +24.2% / 3Q04
  - GOI: €387mn, +31.2% / 3Q04
- Cost of risk: €49mn net provisions write-backs
  - New provisions required still very limited
  - Write-backs on previous doubtful files, mainly in the United States
- Confirmation of global leading positions
  - "World's Best Project Finance Oil & Gas Bank" (Global Finance, September 2005)
  - "World's Best Trade Finance Bank" (Global Finance, August 2005)
  - "Best Project Finance House" (Euromoney, July 2005)

  - Ranked 2nd for syndicated loans in Europe (Position as arranger, TF 9M05)
  - Ranked 3rd for leveraged financing in Europe (Position as proxy arranger, TF 9M05)

ADVISORY AND CAPITAL MARKETS

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**1,015**	**+35.0%**	**+20.3%**	**2,800**	**+13.2%**
Operating Expenses and Dep.	-682	+25.8%	+9.3%	-1,959	+11.2%
Gross Operating Income	**333**	**+58.6%**	**+51.4%**	**841**	**+18.1%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**333**	**+59.3%**	**+51.4%**	**841**	**+19.1%**
Associated Companies	1	n.s.	n.s.	2	n.s.
Other Non Operating Items	-11	n.s.	n.s.	15	-40.0%
Pre-Tax Income	**323**	**+50.9%**	**+36.9%**	**858**	**+18.0%**
Cost / Income	67.2%	-4.9 pt	-6.7 pt	70.0%	-1.2 pt
Allocated Equity (Ebn)				3.0	+8.6%

- Sharp rise in revenue and income
  - NBI: €1,015mn, +35.0% / 3Q04
  - GOI: €333mn, +58.6% / 3Q04
- Maintained VaR at a low level: €25mn on average in 3Q05

Equity Derivatives

- * Quarterly NBI up sharply compared to both 3Q04 and 2Q05
- * Customer business particularly buoyant for a 3rd quarter
- * Ranked no. 1 for Hedge Fund Derivatives (Risk - Inter-Dealer Rankings, Sept. 05)
- * "Hybrid House of the Year" (Structured Products, Oct. 05)

Fixed Income

- * Excellent results in the derivatives business
- * Ranked no. 3 for all euro-denominated issues (Arranger - TF 9M05)

Asia: a favourable leading position in a fast-growing region

*"Equity Derivatives House of the Year - Asia Pacific" (Banker Awards, Sept. 05)
"Credit Derivatives House of the Year" (Asia Risk, Oct. 2005)

VAR (1 DAY - 99%) BY TYPE OF RISK


Total
56 32 40 28 23 38 22 22 25 28 27 19 19 36 25
Commodities
Change and others
Equities
Interest Rate
Credit
Netting
Average quarterly VaR
in millions of euros
29.03.02 28.06.02 30.09.02 31.12.02 31.03.03 30.06.03 30.09.03 31.12.03 31.03.04 30.06.04 30.09.04 31.12.04 31.03.05 30.06.05 30.09.05

BNP PARIBAS CAPITAL

In millions of euros	3Q05	3Q04 IFRS-EU	2Q05	9M05	9M04 IFRS-EU
Net Banking Income	**42**	**138**	**24**	**423**	**393**
Operating Expenses and Dep.	-5	-8	-5	-16	-23
Gross Operating Income	**37**	**130**	**19**	**407**	**370**
Provisions	-1	-1	-1	-2	2
Operating Income	**36**	**129**	**18**	**405**	**372**
Associated Companies	30	69	2	51	150
Other Non Operating Items	1	0	51	59	81
Pre-Tax Income	**67**	**198**	**71**	**515**	**603**
Allocated Equity (Ebn)				1.2	1.1

- Estimated value of the portfolio as at 30 September 05:
  - €4.2bn (€4.3bn as at 30 June 05)
- Unrealised capital gains as at 30 September 05:
  - €1.5bn (€1.3bn as at 30 June 05)

BNP PARIBAS GROUP

A SOLID FINANCIAL STRUCTURE

in billions of euros	30-Sep-05	1st Jan. 05
Group share of net equity not re-evaluated (a)	**30.2**	**28.8**
Valuation Reserve	**4.9**	**3.6**
Total Capital ratio (b)	**11.2%**	**10.1%**
Tier One ratio (b)	**7.9%**	**7.5%**

(a) Excluding preferred shares and other equivalent securities
(b) As at 30 September 2005, based on estimated Risk Weighted Assets of E359 bn.

CAPITAL MANAGEMENT

- Growth in risk weighted assets: +15.2% / 30.09.04
  - Sustained organic growth (+12.9%)
  - Growth through acquisitions: 15 deals totalling roughly €2bn bringing in €7.1bn in weighted assets since 30.09.04 (+2.3%)
- €600mn Share Buy-Back Programme under way
  - €151mn completed by 15 November 2005
- Cancellation of roughly 39 millions in treasury shares expected in December

RATINGS

S&P	**AA**	Stable Outlook	Rating upgraded from AA- to AA on 06/07/2004
Moody's	**Aa2**	Stable Outlook	Rating upgraded from Aa3 to Aa2 on 19/02/2002
Fitch	**AA**	Stable Outlook	Rating upgraded from AA- to AA on 28/11/2001

NUMBER OF SHARES

in millions	**9M04**	**9M05**
Number of Shares (end of period)	884.7	877.6
Number of Shares excluding Treasury Shares (end of period)	829.0	831.3

BOOK VALUE AND EARNINGS PER SHARE

BOOK VALUE PER SHARE


39.0
41.6
44.0
34.7
36.4
38.1
in euros
1st Jan. 2005
30 June 2005
30 Sep. 2005
Group share of net equity not re-evaluated
Valuation reserves

divided by the number of shares outstandings

EARNINGS PER SHARE


+26%
4.3
5.4
in euros
9M04 EU-IFRS
9M05

EPS undiluted, calculated based on the average number of shares outstanding

COMPARISONS
3Q05 EU-IFRS / 3Q04 IFRS 2004 AND 9M05 EU-IFRS / 9M04 IFRS 2004

GROUP

In millions of euros	3Q05	3Q04 IFRS 2004	3Q05 / 3Q04 IFRS 2004	9M05	9M04 IFRS 2004	9M05 / 9M04 IFRS 2004
Net Banking Income	**5,458**	***4,739***	***+15.2%***	**16,232**	***14,514***	***+11.8%***
Operating Expenses and Dep.	-3,362	*-2,979*	*+12.9%*	-9,700	*-8,830*	*+9.9%*
Gross Operating Income	**2,096**	***1,760***	***+19.1%***	**6,532**	***5,684***	***+14.9%***
Provisions	-105	*-118*	*-11.0%*	-317	*-581*	*-45.4%*
Operating Income	**1,991**	***1,642***	***+21.3%***	**6,215**	***5,103***	***+21.8%***
Associated Companies	84	*119*	*-29.4%*	260	*313*	*-16.9%*
Other Non Operating Items	9	*1*	*n.s.*	125	*59*	*n.s.*
Non Operating Items	**93**	***120***	***-22.5%***	**385**	***372***	***+3.5%***
Pre-Tax Income	**2,084**	***1,762***	***+18.3%***	**6,600**	***5,475***	***+20.5%***
Tax Expense	-628	*-485*	*+29.5%*	-1,780	*-1,392*	*+27.9%*
Minority Interests	-115	*-102*	*+12.7%*	-303	*-304*	*-0.3%*
Net Income, Group Share	**1,341**	***1,175***	***+14.1%***	**4,517**	***3,779***	***+19.5%***
Cost / Income	**61.6%**	***62.9%***	***-1.3 pt***	**59.8%**	***60.8%***	***-1.0 pt***
Annualised ROE after Tax				**20.6%**	***18.0%***	***+2.6 pt***

RETAIL BANKING

In millions of euros	3Q05	3Q04 IFRS 2004	3Q05 / 3Q04 IFRS 2004	9M05	9M04 IFRS 2004	9M05 / 9M04 IFRS 2004
Net Banking Income	**2,807**	***2,519***	***+11.4%***	8,205	***7,426***	***+10.5%***
Operating Expenses and Dep.	-1,712	*-1,581*	*+8.3%*	-5,011	*-4,677*	*+7.1%*
Gross Operating Income	**1,095**	***938***	***+16.7%***	**3,194**	***2,749***	***+16.2%***
Provisions	-167	*-161*	*+3.7%*	-503	*-531*	*-5.3%*
Operating Income	**928**	***777***	***+19.4%***	**2,691**	***2,218***	***+21.3%***
Associated Companies	33	*31*	*+6.5%*	96	*91*	*+5.5%*
Other Non Operating Items	23	*3*	*n.s.*	28	*13*	*n.s.*
Pre-Tax Income	**984**	***811***	***+21.3%***	**2,815**	***2,322***	***+21.2%***
Cost / Income	61.0%	*62.8%*	*-1.8 pt*	61.1%	*63.0%*	*-1.9 pt*
Allocated Equity (Ebn)				10.7	*9.7*	*+10.8%*
Pre-Tax ROE				35%	*32%*	*+3 pt*

FRENCH RETAIL BANKING (2/3 of French Private Banking)

In millions of euros	3Q05	3Q04 IFRS 2004	3Q05 / 3Q04 IFRS 2004	9M05	9M04	9M05 / 9M04 IFRS 2004
Net Banking Income	**1,322**	***1,254***	***+5.4%***	**3,929**	***3,699***	***+6.2%***
Operating Expenses and Dep.	-909	*-877*	*+3.6%*	-2,659	*-2,578*	*+3.1%*
Gross Operating Income	**413**	***377***	***+9.5%***	**1,270**	***1,121***	***+13.3%***
Provisions	-41	*-50*	*-18.0%*	-127	*-162*	*-21.6%*
Operating Income	**372**	***327***	***+13.8%***	**1,143**	***959***	***+19.2%***
Associated Companies	0	*0*	*n.s.*	0	*0*	*n.s.*
Other Non Operating Items	0	*0*	*n.s.*	0	*0*	*n.s.*
Pre-Tax Income	**372**	***327***	***+13.8%***	**1,143**	***959***	***+19.2%***
Cost / Income	68.8%	*69.9%*	*-1.1 pt*	67.7%	*69.7%*	*-2.0 pt*
Allocated Equity (Ebn)				5.1	*4.7*	*+9.0%*
Pre-Tax ROE				30%	*27%*	*+3 pt*

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	3Q05	3Q04 IFRS 2004	3Q05 / 3Q04 IFRS 2004	9M05	9M04	9M05 / 9M04 IFRS 2004
Net Banking Income	**1,485**	**1,265**	**+17.4%**	**4,276**	**3,727**	**+14.7%**
Operating Expenses and Dep.	-803	-704	+14.1%	-2,352	-2,099	+12.1%
Gross Operating Income	**682**	**561**	**+21.6%**	**1,924**	**1,628**	**+18.2%**
Provisions	-126	-111	+13.5%	-376	-369	+1.9%
Operating Income	**556**	**450**	**+23.6%**	**1,548**	**1,259**	**+23.0%**
Associated Companies	33	31	+6.5%	96	91	+5.5%
Other Non Operating Items	23	3	n.s.	28	13	n.s.
Pre-Tax Income	**612**	**484**	**+26.4%**	**1,672**	**1,363**	**+22.7%**
Cost / Income	54.1%	55.7%	-1.6 pt	55.0%	56.3%	-1.3 pt
Allocated Equity (Ebn)				5.6	5.0	+12.4%
Pre-Tax ROE				39%	36%	+3 pt

BancWest

In millions of euros	3Q05	3Q04 IFRS 2004	3Q05 / 3Q04 IFRS 2004	9M05	9M04	9M05 / 9M04 IFRS 2004
Net Banking Income	**480**	**390**	**+23.1%**	**1,352**	**1,147**	**+17.9%**
Operating Expenses and Dep.	-224	-186	+20.4%	-644	-541	+19.0%
Gross Operating Income	**256**	**204**	**+25.5%**	**708**	**606**	**+16.8%**
Provisions	-9	-9	+0.0%	-24	-34	-29.4%
Operating Income	**247**	**195**	**+26.7%**	**684**	**572**	**+19.6%**
Associated Companies	0	0	n.s.	0	0	n.s.
Other Non Operating Items	0	0	n.s.	0	0	n.s.
Pre-Tax Income	**247**	**195**	**+26.7%**	**684**	**572**	**+19.6%**
Cost / Income	46.7%	47.7%	-1.0 pt	47.6%	47.2%	+0.4 pt
Allocated Equity (Ebn)				1.9	1.5	+22.4%
Pre-Tax ROE				49%	50%	-1 pt

Cetelem

In millions of euros	3Q05	3Q04 IFRS 2004	3Q05 / 3Q04 IFRS 2004	9M05	9M04	9M05 / 9M04 IFRS 2004
Net Banking Income	**475**	**429**	**+10.7%**	**1,378**	**1,262**	**+9.2%**
Operating Expenses and Dep.	-240	-220	+9.1%	-709	-657	+7.9%
Gross Operating Income	**235**	**209**	**+12.4%**	**669**	**605**	**+10.6%**
Provisions	-113	-102	+10.8%	-315	-306	+2.9%
Operating Income	**122**	**107**	**+14.0%**	**354**	**299**	**+18.4%**
Associated Companies	32	33	-3.0%	92	89	+3.4%
Other Non Operating Items	22	0	n.s.	23	6	n.s.
Pre-Tax Income	**176**	**140**	**+25.7%**	**469**	**394**	**+19.0%**
Cost / Income	50.5%	51.3%	-0.8 pt	51.5%	52.1%	-0.6 pt
Allocated Equity (Ebn)				1.6	1.5	+4.2%
Pre-Tax ROE				39%	34%	+5 pt

ASSET MANAGEMENT AND SERVICES

In millions of euros	3Q05	*3Q04 IFRS 2004*	3Q05 / 3Q04 IFRS 2004	9M05	*9M04*	9M05 / 9M04 IFRS 2004
Net Banking Income	**870**	***751***	***+15.8%***	**2,565**	***2,211***	***+16.0%***
Operating Expenses and Dep.	-582	*-496*	*+17.3%*	-1,674	*-1,428*	*+17.2%*
Gross Operating Income	**288**	***255***	***+12.9%***	**891**	***783***	***+13.8%***
Provisions	-1	*3*	*n.s.*	-8	*-4*	*n.s.*
Operating Income	**287**	***258***	***+11.2%***	**883**	***779***	***+13.4%***
Associated Companies	0	*1*	*n.s.*	0	*1*	*n.s.*
Other Non Operating Items	-2	*0*	*n.s.*	52	*3*	*n.s.*
Pre-Tax Income	**285**	***259***	***+10.0%***	**935**	***783***	***+19.4%***
Cost / Income	66.9%	*66.0%*	*+0.9 pt*	65.3%	*64.6%*	*+0.7 pt*
Allocated Equity (Ebn)				3.7	*3.3*	*+14.7%*
Pre-Tax ROE				33%	*32%*	*+1 pt*

WEALTH AND ASSET MANAGEMENT

In millions of euros	3Q05	*3Q04 IFRS 2004*	3Q05 / 3Q04 IFRS 2004	9M05	*9M04*	9M05 / 9M04 IFRS 2004
Net Banking Income	**453**	***384***	***+18.0%***	**1,304**	***1,126***	***+15.8%***
Operating Expenses and Dep.	-314	*-277*	*+13.4%*	-907	*-782*	*+16.0%*
Gross Operating Income	**139**	***107***	***+29.9%***	**397**	***344***	***+15.4%***
Provisions	0	*2*	*n.s.*	0	*0*	*n.s.*
Operating Income	**139**	***109***	***+27.5%***	**397**	***344***	***+15.4%***
Associated Companies	0	*1*	*n.s.*	0	*1*	*n.s.*
Other Non Operating Items	-1	*0*	*n.s.*	1	*3*	*-66.7%*
Pre-Tax Income	**138**	***110***	***+25.5%***	**398**	***348***	***+14.4%***
Cost / Income	69.3%	*72.1%*	*-2.8 pt*	69.6%	*69.4%*	*+0.2 pt*
Allocated Equity (Ebn)				1.0	*1.0*	*+6.3%*

INSURANCE

In millions of euros	3Q05	*3Q04 IFRS 2004*	3Q05 / 3Q04 IFRS 2004	9M05	*9M04*	9M05 / 9M04 IFRS 2004
Net Banking Income	**237**	***220***	***+7.7%***	**724**	***623***	***+16.2%***
Operating Expenses and Dep.	-121	*-98*	*+23.5%*	-346	*-285*	*+21.4%*
Gross Operating Income	**116**	***122***	***-4.9%***	**378**	***338***	***+11.8%***
Provisions	-1	*1*	*n.s.*	-8	*-4*	*n.s.*
Operating Income	**115**	***123***	***-6.5%***	**370**	***334***	***+10.8%***
Associated Companies	0	*0*	*n.s.*	0	*0*	*n.s.*
Other Non Operating Items	-1	*0*	*n.s.*	51	*0*	*n.s.*
Pre-Tax Income	**114**	***123***	***-7.3%***	**421**	***334***	***+26.0%***
Cost / Income	51.1%	*44.5%*	*+6.6 pt*	47.8%	*45.7%*	*+2.1 pt*
Allocated Equity (Ebn)				2.3	*2.0*	*+12.9%*

SECURITIES SERVICES

In millions of euros	3Q05	*3Q04 IFRS 2004*	3Q05 / 3Q04 IFRS 2004	9M05	*9M04*	9M05 / 9M04 IFRS 2004
Net Banking Income	**180**	***147***	***+22.4%***	**537**	***462***	***+16.2%***
Operating Expenses and Dep.	-147	*-121*	*+21.5%*	-421	*-361*	*+16.6%*
Gross Operating Income	**33**	***26***	***+26.9%***	**116**	***101***	***+14.9%***
Provisions	0	*0*	*n.s.*	0	*0*	*n.s.*
Operating Income	**33**	***26***	***+26.9%***	**116**	***101***	***+14.9%***
Associated Companies	0	*0*	*n.s.*	0	*0*	*n.s.*
Other Non Operating Items	0	*0*	*n.s.*	0	*0*	*n.s.*
Pre-Tax Income	**33**	***26***	***+26.9%***	**116**	***101***	***+14.9%***
Cost / Income	81.7%	*82.3%*	*-0.6 pt*	78.4%	*78.1%*	[illegible]

CORPORATE AND INVESTMENT BANKING

In millions of euros	3Q05	3Q04 IFRS 2004	3Q05 / 3Q04 IFRS 2004	9M05	9M04	9M05 / 9M04 IFRS 2004
Net Banking Income	**1,688**	**1,327**	**+27.2%**	**4,822**	**4,281**	**+12.6%**
Operating Expenses and Dep.	-968	-789	+22.7%	-2,785	-2,494	+11.7%
Gross Operating Income	**720**	**538**	**+33.8%**	**2,037**	**1,787**	**+14.0%**
Provisions	49	27	+81.5%	146	-36	n.s.
Operating Income	**769**	**565**	**+36.1%**	**2,183**	**1,751**	**+24.7%**
Associated Companies	1	-4	n.s.	2	-4	n.s.
Other Items	-6	14	n.s.	34	42	-19.0%
Pre-Tax Income	**764**	**575**	**+32.9%**	**2,219**	**1,789**	**+24.0%**
Cost / Income	57.3%	59.5%	-2.2 pt	57.8%	58.3%	-0.5 pt
Allocated Equity (Ebn)				9.0	7.2	+24.9%
Pre-Tax ROE				33%	33%	+0 pt

FINANCING BUSINESSES

In millions of euros	3Q05	3Q04 IFRS 2004	3Q05 / 3Q04 IFRS 2004	9M05	9M04	9M05 / 9M04 IFRS 2004
Net Banking Income	**673**	**558**	**+20.6%**	**2,022**	**1,697**	**+19.2%**
Operating Expenses and Dep.	-286	-248	+15.3%	-826	-733	+12.7%
Gross Operating Income	**387**	**310**	**+24.8%**	**1,196**	**964**	**+24.1%**
Provisions	49	28	+75.0%	146	-30	n.s.
Operating Income	**436**	**338**	**+29.0%**	**1,342**	**934**	**+43.7%**
Associated Companies	0	0	n.s.	0	0	n.s.
Other Non Operating Items	5	6	-16.7%	19	17	+11.8%
Pre-Tax Income	**441**	**344**	**+28.2%**	**1,361**	**951**	**+43.1%**
Cost / Income	42.5%	44.4%	-1.9 pt	40.9%	43.2%	-2.3 pt
Allocated Equity (Ebn)				6.0	4.5	+34.9%

ADVISORY AND CAPITAL MARKETS

In millions of euros	3Q05	3Q04 IFRS 2004	3Q05 / 3Q04 IFRS 2004	9M05	9M04	9M05 / 9M04 IFRS 2004
Net Banking Income	**1,015**	**769**	**+32.0%**	**2,800**	**2,584**	**+8.4%**
Operating Expenses and Dep.	-682	-541	+26.1%	-1,959	-1,761	+11.2%
Gross Operating Income	**333**	**228**	**+46.1%**	**841**	**823**	**+2.2%**
Provisions	0	-1	n.s.	0	-6	n.s.
Operating Income	**333**	**227**	**+46.7%**	**841**	**817**	**+2.9%**
Associated Companies	1	-4	n.s.	2	-4	n.s.
Other Non Operating Items	-11	8	n.s.	15	25	-40.0%
Pre-Tax Income	**323**	**231**	**+39.8%**	**858**	**838**	**+2.4%**
Cost / Income	67.2%	70.4%	-3.2 pt	70.0%	68.2%	+1.8 pt
Allocated Equity (Ebn)				3.0	2.7	+8.6%

BNP PARIBAS CAPITAL

In millions of euros	3Q05	3Q04 IFRS 2004	9M05	9M 04
Net Banking Income	**42**	***139***	**423**	***394***
Operating Expenses and Dep.	-5	*-8*	-16	*-24*
Gross Operating Income	**37**	***131***	**407**	***370***
Provisions	-1	*-1*	-2	*2*
Operating Income	**36**	***130***	**405**	***372***
Associated Companies	30	*69*	51	*150*
Other Non Operating Items	1	*0*	59	*81*
Pre-Tax Income	**67**	***199***	**515**	***603***
Allocated Equity (Ebn)	1.2	*1.1*	1.2	*1.1*

OTHER ACTIVITIES

In millions of euros	3Q05	3Q04 IFRS 2004	9M05	9M 04
Net Banking Income	**51**	***3***	**217**	***202***
Operating Expenses and Dep.	-95	*-105*	-214	*-207*
Gross Operating Income	**-44**	***-102***	**3**	***-5***
Provisions	15	*14*	50	*-12*
Operating Income	**-29**	***-88***	**53**	***-17***
Associated Companies	20	*22*	111	*75*
Other Non Operating Items	-7	*-16*	-48	*-80*
Pre-Tax Income	**-16**	***-82***	**116**	***-22***

CONTENTS

Investor Relations & Financial Information

Philippe Aguignier	+33 (1) 40 14 63 58
Béatrice Belorgey	+33 (1) 42 98 46 45
Marc Grouvel	+33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

IR Web Site : http://invest.bnpparibas.com

BNP PARIBAS

BNP PARIBAS

RESULTS AS AT 30 SEPTEMBER 2005

24 November 2005

BNP PARIBAS

BNP Paribas

Results as at 30 September 2005

BNP PARIBAS

BNP Paribas: Disclaimer

All growth rates and comparisons indicated in this press release are on a comparable accounting standard basis, except where expressly provided otherwise. These figures are the result of a comparison of the third quarter and the first 9 months 2005 results calculated on the basis of the IFRS accounting standards, as adopted by the European Union for 2005, and a simulated restatement of the third quarter and the first 9 months 2004 applying the same standards. The corresponding simulated figures have not been audited.

Figures for the third quarter 2004 and for the first 9 months 2004, restated based on the applicable 2004 IFRS accounting standards, are also provided in the detailed annexes but are not directly comparable to the third quarter 2005 and the first 9 months 2005 figures respectively due to differences with applicable 2005 IFRS accounting standards.

BNP PARIBAS

Presentation Overview

Group Results

Core Businesses' Results

Conclusion

BNP PARIBAS

BNP Paribas in the 3rd Quarter 2005

- Very sharp rise in NBI
  - Net banking income* +19.5%
- Excellent operating performances
  - Gross operating income* +31.4%
  - Operating income* +39.0%
- Profitability up sharply
  - Net income group share €1,341mn (+22.0%)

*excluding BNP Paribas Capital

BNP PARIBAS

BNP Paribas in the First 9 Months 2005

- **Sharp rise in revenue and income**
  (figures excluding BNP Paribas Capital)
  - Net banking income +13.1%
  - Gross operating income +18.2%
  - Operating income +29.8%
  - Cost/income ratio 61.3% (-1.6 pt.)

- **Profitability up sharply**
  - Net income group share €4,517mn (+25.8%)

Annualised ROE after tax 20.6% (+2.2 pts)

BNP PARIBAS

Buoyant Growth in Revenues

Quarterly NBI
excluding BNP Paribas Capital


In €mn
4,614
4,833
4,534
4,752
5,246
5,147
5,416
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

BNP PARIBAS

Sharp Rise in Revenue and Income in all the Core Businesses

3Q05 / 3Q04 EU-IFRS	Net Banking Income	Operating Income	Pre-tax Income
Retail Banking	**+11.0%**	+32.0%	+33.5%
AMS	**+15.5%**	+12.1%	+10.9%
CIB	**+30.4%**	+44.5%	+40.7%
Total Core Businesses	**+17.3%**	**+33.1%**	**+32.3%**

BNP PARIBAS

Book Value and Earnings per Share

Book value per share


39.0
41.6
44.0
34.7
36.4
38.1
in euros
1st Jan. 2005
30 June 2005
30 Sep. 2005

Group share of net equity not re-eveluated | Valuation reserves

divided by the number of shares outstanding

Earnings per share*


+26%
4.3
5.4
in euros
9M04 EU-IFRS
9M05

* EPS undiluted, based on the average number of shares outstanding

BNP PARIBAS

The Best 9M05 Net Income of all the Eurozone Banks



Net Income 9M05
in €mn
832
1,509
1,763
2,118
2,728
2,885
3,042
3,086
3,315
3,878
4,517
Commerzbank
San Paolo IMI
Nordea
Unicredito
BBVA
Crédit Agr. SA
Deutsche Bank
ABN Amro
Société Générale
SCH
BNP PARIBAS

Banks having reported their quarterly earnings as at 23 November 2005

BNP PARIBAS

Capital Management



Tier 1 Ratio
French GAAP
IFRS
in %
8.9%
8.4%
8.0%
8.1%
7.5%
7.4%
7.5%
7.9%
31.03.04
30.06.04
30.09.04
31.12.04
01.01.05
31.03.05
30.06.05
30.09.05

- Growth in risk weighted assets: +15.2% / 30.09.04
  - Sustained organic growth (+12.9%)
  - Growth through acquisitions: 15 deals totalling roughly €2bn bringing in €7.1bn in weighted assets since 30.09.04 (+2.3%)
- €600mn Share Buy-Back Programme under way
  - €151mn completed by 15 November 2005
- Cancellation of roughly 39 million in treasury shares expected in December

BNP PARIBAS

BNP Paribas

Results as at 30 September 2005

Core Businesses' Results

BNP PARIBAS

Retail Banking: 3Q05

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS
Net Banking Income	2,807	+11.0%
Operating Expenses and Dep.	-1,712	+9.0%
Gross Operating Income	1,095	+14.3%
Provisions	-167	-34.5%
Operating Income	928	+32.0%
Non Operating Items	56	+64.7%
Pre-Tax Income	984	+33.5%
Cost / Income	61.0%	-1.1 pt

	9M05	9M05/9M04 EU-IFRS
Cost/Income	61.1%	-1.1 pt
Allocated Equity	€10.7bn	+10.8%
Pre-Tax ROE	35%	+4 pt



Net Banking Income
in €mn
2,404
2,538
2,528
2,519
2,662
2,736
2,807
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

BNP PARIBAS

French Retail Banking: 3Q05

In millions of euros

	3Q05	3Q05 / 3Q04 EU-IFRS
Net Banking Income	1,367	+5.3%
Incl. Commissions	*557*	+3.7%
Incl. Interest Margin	*810*	+6.4%
Operating Expenses and Dep.	-932	+4.3%
Gross Operating Income	435	+7.7%
Provisions	-40	-38.5%
Operating Income	395	+16.5%
Income Attributable to AMS	-23	+35.3%
Pre-Tax Income of French Retail	372	+15.5%
Cost / Income	68.2%	-0.7 pt

100% of French Private banking for NBI to Operating Income line items

	9M05	9M05/9M04 EU-IFRS
NBI	€4.1bn	+5.4%
Operating Exp. and Dep.	-€2.7bn	+3.8%
Cost/Income	67.1%	-1.1 pt
Allocated Equity	€5.1bn	+9.0%
Pre-Tax ROE	30%	+2 pts

- NBI: growth of 5.3% / 3Q04
  - Good growth in net interest revenue: +6.4% (negligible impact of the *Home Ownership Savings Plans and Accounts* provision)
  - Fees on investment funds and transactions: +15.8% / 3Q04
  - Other fees down 1.4% compared to 3Q04 when they were particularly high
- Costs in 3Q05: upward revision of the employee profit-sharing contributions due to the good results
- Confirmation of the decline in the cost of risk on risk weighted assets: 20 bp in 3Q05

BNP PARIBAS

FRB: Individual Customers

- Continued to grow the number of individual cheque and deposit accounts



+89,200
+101,000
+106,900
+127,000
9M02
9M03
9M04
9M05

- Outstanding loans grew at a rate higher than the market average
  - Mortgages: +21.7% / 9M04 (market: +13.2%*)
  - Consumer lending: +7.9% / 9M04 (market: +4.9%*)
- Good performance in savings inflows
  - Life insurance: €5.3bn, +20% / 9M04 (market: 14%**)
  - Medium- and long-term mutual funds: €4.0bn, +47% / 9M04 (market: not available)

**Source: Bank of France **Source: FFSA*

FRB: Corporate Segment

- Continued rise in outstanding business loans: +11.6% / 9M04
  - Growth outpaced the market average (+4.8%*)
  - Sharp rise in outstanding business investment loans: +17.1% / 9M04
  - Maintained profitability and risk criteria

Outstanding Business Loans



40.8
40.0
38.8
38.3
37.7
36.4
34.9
33.8
34.3
35.3
36.5
37.8
38.7
39.6
40.0
in €bn
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

- Stepped up cross-selling across the other business lines
  - Interest rate and foreign exchange derivatives: +60% / 9M04
  - Merger & acquisition deals: +60% / 9M04
  - Equipment leasing: +30% / 9M04

**Source: Bank of France*

International Retail Banking and Financial Services: 3Q05

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS
Net Banking Income	**1,485**	**+17.1%**
Operating Expenses and Dep.	-803	+15.2%
Gross Operating Income	**682**	**+19.4%**
Provisions	-126	-33.7%
Operating Income	**556**	**+45.9%**
Non Operating Items	56	+64.7%
Pre-Tax Income	**612**	**+47.5%**
Cost / Income	54.1%	-0.9 pt

	9M05	9M05/9M04 EU- IFRS
Cost/Income	55.0%	-0.8 pt
Allocated Equity	€5.6 bn	+12.4 %
Pre-Tax ROE	39 %	+5 pts

3Q05/3Q04 at constant scope and exchange rates: NBI: + 7.8%, Operating expenses: + 4.9% ; GOI: + 11.5%

A fast growing core business: NBI +17.1% / 3Q04



Quarterly NBI
1,200
1,264
1,268
1,282
1,357
1,434
1,485
in €mn
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

IRFS: NBI of the Business Lines

Sharp growth in each of the business lines


NBI 3Q05
Arval, BNP Paribas Lease Group, UCB
+12.6%*
€331mn
23%
BancWest
+24.4%*
€480mn
32%
Cetelem
+9.2%*
€475mn
32%
Emerging Markets
+30.7%*

*3Q05/3Q04

IRFS: BancWest

- Pre-tax income: €247mn, +26.7% / 3Q04 (+7.7% at constant scope and exchange rates)
  - Powerful sales momentum: +26.2% for lending (+9.0% at constant scope compared to 30 Sept. 04) and +25.3% for deposits (+5.9% at constant scope)


Outstanding loans
End of period
in USD bn
26.2
27.2
27.8
32.7
33.1
34.0
35.1
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

  - Interest margin rate: 3.61% in 3Q05 (3.66% in 2Q05 and 3.83% in 3Q04)
  - Fees: +30.5% / 3Q04, +6.3% at constant scope
  - Confirmation of improved asset quality: NPLs/Loans ratio 0.41% as at 30 Sept 05 compared to 0.44% as at 30 Sept 04
- Commercial Federal Corporation
  - Obtained the approval of the shareholders and the regulators
  - Closing of the acquisition scheduled for early December 2005

BNP PARIBAS

IRFS: Financial Services

Cetelem

- Pre-tax income: €176mn, +35.4% / 3Q04 (+16.9% at constant scope and exchange rates)
  - Good business momentum: new loans up 20% / 3Q04
  - Combined ratio*: 74.3% compared to 77.5% in 3Q04



Pre-Tax Income
in €mn
119
120
130
129
138
155
176
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

- Cofinoga: joint control finalised
  - Proportional consolidation as of 01.10.05

Arval, BNP Paribas Lease Group, UCB

- Pre-tax income: €125mn (+31.6 % / 3Q04)
- Continued fast-paced growth in outstandings: +19.4% / 30.09.04

* *Combined ratio = (Operating Expenses + Provisions) / NBI*

BNP PARIBAS

IRFS: Emerging Markets

- Pre-tax income: €88mn (compared to €36mn in 3Q04)
  - Sharp rise in business
  - Cost of risk: net write back of provisions in 3Q05
- Highly accelerated sales & marketing development
  - Substantial increase in the pace of branch openings in the Mediterranean and the Gulf region



Number of branches planned in the Mediterranean and Gulf region
End of period
314
381
490
580
2004
2005
2006
2007

- Strategic partnership in China with Nanjing City Commercial Bank
  - Bought* a 19.2% stake valued at USD87mn

*subject to regulatory approval.

BNP PARIBAS

Asset Management & Services: 3Q05

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS
Net Banking Income	870	+15.5%
Operating Expenses and Dep.	-582	+16.4%
Gross Operating Income	288	+13.8%
Provisions	-1	n.s.
Operating Income	287	+12.1%
Non Operating Items	-2	n.s.
Pre-Tax Income	285	+10.9%
Cost / Income	66.9%	+0.5 pt

	9M05	9M05/9M04 EU-IFRS
Cost/Income	65.3 %	+ 0.7 pt
Allocated Equity	€3.7 bn	+14.7%
Pre-Tax ROE	33%	+1 pt

3Q05/3Q04 at constant scope and exchange rates: NBI: + 13.9%, Operating expenses: + 12.2% ; GOI: + 17.3%

- Sharp rise in the business and continued investment in business development
  - Assets under management: +22.2% / 30 Sept. 04
  - At constant scope and exchange rates NBI: +13.9% / 3Q04 Operating expenses and depreciation: + 12.2% / 3Q04


Assets under management
End of period
in €bn
335.2
335.7
339.4
343.1
361.4
385.5
414.6
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

BNP PARIBAS

AMS 3Q05: Net Asset Inflows

- Sharp rise in the pace of net asset inflows compared to previous years:
  - 3Q05: €9.0bn (€4.1bn in 3Q04)
  - 9M05: €25.9bn, +10.1%* of assets under management


Net asset inflows
in €bn
13.6
14.2
25.9
2003
2004
9M05
Insurance: €4.8bn
Asset Management: €12.2bn
Private Banking and
Cortal Consors: €8.9bn

Net asset inflows excluding cross-selling between the business lines within AMS: €8.1bn in 3Q05 compared to €3.5bn in 3Q04

* *Annualised rate*

BNP PARIBAS

AMS: Wealth and Asset Management

- Pre-tax income: €138mn, +24.3% / 3Q04
- Continued sharp rise in alternative and structured products, which totalled 15% of Asset Management outstandings as at 30 Sept. 05



Asset management:
Alternative and structured
products outstandings
in €bn
12.8
15.4
19.4
27.6
31.12.02
31.12.03
31.12.04
30.09.05

- Strategic Partnership in India with Sundaram Finance*
  - Took a 49.9% equity investment in Sundaram Asset Management Company Ltd

* *Transaction subject to approval by India's regulators. Closing scheduled to take place in the 1st quarter 2006.*

BNP PARIBAS

AMS: Insurance

- Pre-tax income: €114mn, -5.8% / 3Q04
  - Increased Cardif Pinnacle's technical reserves in the UK, and aligned practices with the Group's standards: one-time negative impact of €30mn on NBI
- Sustained Business
  - France: €6.5bn in gross personal savings asset inflows in 9M05, including 30% in unit-linked products (compared to 22% for the market)
  - Outside France: €2.4bn in asset inflows in 9M05 (+15% / 9M04)



Assets under
Management
in €bn
73.5
75.2
76.8
78.5
81.7
85.2
88.9
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05

BNP PARIBAS

AMS: Securities Services

- Pre-tax income: €33mn, +32.0%/ 3Q04
- Accelerated growth
  - Assets under custody: +21% / 30.09.04
  - Number of transactions: +31% / 3Q04
  - Assets under administration: €484bn as at 30.09.05 compared to €262bn as at 30.09.04



Assets under custody
(end of period)
in €bn
2,279
2,291
2,383
2,473
2,621
2,698
2,872
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

- **"Global Securities House of the Year"** (Zone Europe - *The Banker Sept. 05*)
- **No. 4 worldwide in terms of the volume of cross-border assets under custody** *(Institutional Investors Sept.05)*

BNP PARIBAS

Corporate and Investment Banking: 3Q05

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS
Net Banking Income	1,688	+30.4%
Operating Expenses and Dep.	-968	+22.7%
Gross Operating Income	720	+42.6%
Provisions	49	+81.5%
Operating Income	769	+44.5%
Non Operating Items	-5	n.s.
Pre-Tax Income	764	+40.7%
Cost / Income	57.3%	-3.7 pt

	9M05	9M05/9M04 EU-IFRS
Cost / income	57.8 %	-2.2 pt
Allocated Equity	€9.0bn	+24.9 %
Pre-Tax ROE	33 %	+3 pts

- Sharp growth in NBI (+30.4%) and in GOI (+42.6%) / 3Q04
  - Cost/income ratio continues to be a benchmark for the industry



Gross Operating Income and
Cost / Income
in €mn
571
584
505
502
653
664
720
59.9%
59.3%
61.0%
63.3%
58.3%
57.7%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
Gross Operating Income
Cost / Income

BNP PARIBAS

CIB: Financing Businesses

- New sharp rise in revenues and in the GOI
  - NBI: €673mn, +24.2% / 3Q04
  - GOI: €387mn, +31.2% / 3Q04
- Cost of risk: €49mn net provisions write-backs
  - New provisions required still very limited
  - Write-backs on previous doubtful files, mainly in the United States
- Confirmation of global leading positions
  - "World's Best **Project Finance Oil & Gas** Bank" (*Global Finance*, September 2005)
  - "World's **Best Trade Finance** Bank" (*Global Finance*, August 2005)
  - "Best **Project Finance** House" (*Euromoney*, July 2005)
  - Ranked 2nd for **syndicated loans in Europe** (Position as arranger, TF 9M05)
  - Ranked 3rd for **leveraged financing in Europe** (Position as proxy arranger, TF 9M05)

BNP PARIBAS

CIB: Advisory and Capital Markets (1/2)

- Sharp rise in revenue and income
  - NBI: €1,015mn, +35.0% / 3Q04
  - GOI: €333mn, +58.6% / 3Q04
- Maintained VaR at a low level: €25mn on average in 3Q05


Quarterly NBI and
Average VaR, 99%, 1 day
869
853
752
778
941
844
1,015
31
40
26
21
21
25
25
in €mn
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
NBI
Average VaR

BNP PARIBAS

CIB: Advisory and Capital Markets (2/2)

- Equity Derivatives
  - Quarterly NBI up sharply compared to both 3Q04 and 2Q05
  - Customer business particularly buoyant for a 3rd quarter
  - Ranked no. 1 for **Hedge Fund Derivatives** (Risk - Inter-Dealer Rankings, Sept. 05)
  - "**Hybrid** House of the Year" (Structured Products, Oct. 05)
- Fixed Income
  - Excellent results in the derivatives business
  - Ranked no. 3 for **all euro-denominated issues** (Arranger - TF 9M05)
- Asia: a favourable leading position in a fast-growing region
  - "**Equity Derivatives** House of the Year - **Asia Pacific**" (Banker Awards, Sept. 05)
  - "**Credit Derivatives** House of the Year" (**Asia** Risk, Oct. 2005)

BNP PARIBAS

BNP Paribas

Results as at 30 September 2005

Conclusion

BNP PARIBAS

BNP Paribas as at 30 September 2005

Powerful growth momentum under way in all the core businesses

A business model focussed on creating future growth

A sharp rise in net earnings per share

BNP PARIBAS

BNP Paribas

Results as at 30 September 2005

Annexes

BNP PARIBAS

BNP Paribas Group

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**5,458**	**+16.8%**	**+5.6%**	**16,232**	**+12.9%**
Operating Expenses and Dep.	-3,362	+13.0%	+5.2%	-9,700	+10.0%
Gross Operating Income	**2,096**	**+23.5%**	**+6.1%**	**6,532**	**+17.6%**
Provisions	-105	-35.2%	-3.7%	-317	-55.2%
Operating Income	**1,991**	**+29.7%**	**+6.6%**	**6,215**	**+28.2%**
Associated Companies	84	-29.4%	-18.4%	260	-16.7%
Other Non Operating Items	9	n.s.	n.s.	125	n.s.
Non Operating Items	**93**	**-23.1%**	**-54.9%**	**385**	**+3.2%**
Pre-Tax Income	**2,084**	**+25.8%**	**+0.5%**	**6,600**	**+26.4%**
Tax Expense	-628	+37.7%	+17.8%	-1,780	+34.1%
Minority Interests	-115	+13.9%	+36.9%	-303	+0,0%
Net Income, Group Share	**1,341**	**+22.0%**	**-7.9%**	**4,517**	**+25.8%**
Cost / Income	**61.6%**	**-2.1 pt**	**-0.2 pt**	**59.8%**	**-1.6 pt**
Cost/Income excluding BNP Paribas Capital	**62.0%**	**-3.4 pt**	**0,0 pt**	**61.3%**	**-1.6 pt**
Annualised ROE after Tax				20.6%	+2.2 pt

BNP PARIBAS

Number of Shares and Earnings per Share

Number of Shares

in millions	9M04	9M05
Number of Shares (end of period)	884.7	877.6
Number of Shares excluding Treasury Shares (end of period)	829.0	831.3
Average number of Shares outstanding excluding Treasury Shares	839.7	829.1

Earnings per Share

In euros	9M04	9M05
Earnings Per Share (EPS)	4.3 *	5.4

- Cancellation of approximately 39 million treasury shares expected in December

* *EU-IFRS simulation*

BNP PARIBAS

A Solid Financial Structure

in billions of euros	30-Sep-05	1st Jan-05
Group share of net equity not re-evaluated (a)	30.2	28.8
Valuation Reserve	4.9	3.6
Total Capital ratio (b)	11.2%	10.1%
Tier One ratio (b)	7.9%	7.5%

(a) Excluding preferred shares and other equivalent securities
(b) As at 30 September 2005, based on estimated Risk Weighted Assets of E359 bn.

Ratings

S&P	**AA**	Stable Outlook	Rating upgraded from AA- to AA on 06/07/2004
Moody's	**Aa2**	Stable Outlook	Rating upgraded from Aa3 to Aa2 on 19/02/2002
Fitch	**AA**	Stable Outlook	Rating upgraded from AA- to AA on 28/11/2001

BNP PARIBAS

Retail Banking

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**2,807**	**+11.0%**	**+2.6%**	**8,205**	**+9.8%**
Operating Expenses and Dep.	-1,712	+9.0%	+2.7%	-5,011	+7.8%
Gross Operating Income	**1,095**	**+14.3%**	**+2.4%**	**3,194**	**+13.2%**
Provisions	-167	-34.5%	+5.0%	-503	-27.0%
Operating Income	**928**	**+32.0%**	**+2.0%**	**2,691**	**+26.2%**
Associated Companies	33	+6.5%	-10.8%	96	+5.5%
Other Non Operating Items	23	n.s.	n.s.	28	n.s.
Pre-Tax Income	**984**	**+33.5%**	**+3.6%**	**2,815**	**+25.8%**
Cost / Income	61.0%	-1.1 pt	+0.1 pt	61.1%	-1.1 pt
Allocated Equity (Ebn)				10.7	+10.8%
Pre-Tax ROE				35%	+4 pt

BNP PARIBAS

French Retail Banking*

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**1,367**	**+5.3%**	**+1.4%**	**4,065**	**+5.4%**
Incl. Commissions	*557*	*+3.7%*	*-0.9%*	*1,684*	*+5.9%*
Incl. Interest Margin	*810*	*+6.4%*	*+3.1%*	*2,381*	*+5.1%*
Operating Expenses and Dep.	-932	+4.3%	+3.3%	-2,729	+3.8%
Gross Operating Income	**435**	**+7.7%**	**-2.5%**	**1,336**	**+9.1%**
Provisions	-40	-38.5%	-4.8%	-126	-36.7%
Operating Income	**395**	**+16.5%**	**-2.2%**	**1,210**	**+17.9%**
Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**395**	**+16.5%**	**-2.2%**	**1,210**	**+17.9%**
Income Attributable to AMS	-23	+35.3%	+4.5%	-67	+26.4%
Pre-Tax Income of French Retail Bkg	**372**	**+15.5%**	**-2.6%**	**1,143**	**+17.5%**
Cost / Income	68.2%	-0.7 pt	+1.3 pt	67.1%	-1.1 pt
Allocated Equity (Ebn)				5.1	+9.0%
Pre-Tax ROE				30%	+2 pt

**Including 100% of French Private Banking for NBI to Pre-tax Income line items*

BNP PARIBAS

FRB(1) 3Q05: Fees


Fees
533
520
537
536
565
562
557
182.2
167.5
161.7
167.7
197.6
191.7
187.3
351.0
352.5
375.0
367.9
367.2
370.7
369.9
In €mn
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
Fees on investment funds and transactions
Fees on other banking transactions

(1) 100% of French Private Banking

BNP PARIBAS

FRB 3Q05: Outstandings

In billions of euros	Outstandings 3Q05	%Change 1 year 3Q05/3Q04	%Change 1 quarter 3Q05/2Q05	Average Outstandings 9M05	% Change 1 year 9M05/9M04
LENDINGS (1)					
Total Loans	**88.4**	**+13.2%**	**+2.5%**	**86.2**	**+14.6%**
Individual Customers	45.6	+18.4%	+4.3%	43.7	+19.3%
Incl. Mortgages	38.5	+20.5%	+4.8%	36.8	+21.7%
Incl. Consumer Lending	7.1	+8.0%	+1.9%	6.9	+7.9%
Corporates	40.0	+9.7%	+1.0%	39.4	+11.6%
DEPOSITS and SAVINGS (1)	**78.1**	**+5.4%**	**+1.5%**	**77.0**	**+5.0%**
Cheque and Current Accounts	32.4	+6.0%	+2.7%	31.7	+5.3%
Savings Accounts	38.0	+5.7%	+0.4%	37.9	+6.3%
Market Rate Deposits	7.7	+1.0%	+2.0%	7.5	-1.5%

(1) Average cash Outstandings

In billions of euros	30-Sep-05	% Change 30.09.05/ 30.09.04	% Change 30.09.05/ 30.06.05
Funds under management			
Life Insurance	44.8	+14.7%	+3.2%
Mutual Funds (2)	64.5	+11.7%	+4.4%

(2) These statistics do not include mutual funds assets registered in Luxembourg (PARVEST)

BNP PARIBAS

International Retail Banking and Financial Services

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**1,485**	**+17.1%**	**+3.6%**	**4,276**	**+14.6%**
Operating Expenses and Dep.	-803	+15.2%	+1.8%	-2,352	+13.0%
Gross Operating Income	**682**	**+19.4%**	**+5.7%**	**1,924**	**+16.6%**
Provisions	-126	-33.7%	+7.7%	-376	-23.3%
Operating Income	**556**	**+45.9%**	**+5.3%**	**1,548**	**+33.4%**
Associated Companies	33	+6.5%	-10.8%	96	+5.5%
Other Non Operating Items	23	n.s.	n.s.	28	n.s.
Pre-Tax Income	**612**	**+47.5%**	**+7.7%**	**1,672**	**+32.2%**
Cost / Income	54.1%	-0.9 pt	-0.9 pt	55.0%	-0.8 pt
Allocated Equity (Ebn)				5.6	+12.4%
Pre-Tax ROE				39%	+5 pt

At constant scope and exchange rates:	3Q05/3Q04
Net Banking Income	+7.8%
Operating Exp. and Dep.	+4.9%
Gross Operating Income	+11.5%

BNP PARIBAS

BancWest

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**480**	**+24.4%**	**+5.7%**	**1,352**	**+18.8%**
Operating Expenses and Dep.	-224	+22.4%	+5.7%	-644	+20.6%
Gross Operating Income	**256**	**+26.1%**	**+5.8%**	**708**	**+17.2%**
Provisions	-9	+12.5%	n.s.	-24	-27.3%
Operating Income	**247**	**+26.7%**	**+3.8%**	**684**	**+19.8%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**247**	**+26.7%**	**+3.3%**	**684**	**+19.8%**
Cost / Income	46.7%	-0.7 pt	+0.0 pt	47.6%	+0.7 pt
Allocated Equity (Ebn)				1.9	+22.4%
Pre-Tax ROE				49%	-1 pt

BancWest and its subsidiaries' contribution to the IRFS core business

At constant scope and exchange rates:	3Q05/3Q04
Net Banking Income	+2.5%
Operating Exp. and Dep.	- 2.2%
Gross Operating Income	+6.8%
Pre-Tax Income	+7.7%

BNP PARIBAS

Cetelem

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**475**	**+9.2%**	**+5.1%**	**1,378**	**+7.5%**
Operating Expenses and Dep.	-240	+9.6%	+0.8%	-709	+7.9%
Gross Operating Income	**235**	**+8.8%**	**+9.8%**	**669**	**+7.0%**
Provisions	-113	-4.2%	+17.7%	-315	-10.0%
Operating Income	**122**	**+24.5%**	**+3.4%**	**354**	**+28.7%**
Associated Companies	32	+0.0%	-11.1%	92	+4.5%
Other Non Operating Items	22	n.s.	n.s.	23	n.s.
Pre-Tax Income	**176**	**+35.4%**	**+13.5%**	**469**	**+27.1%**
Cost / Income	50.5%	+0.2 pt	-2.2 pt	51.5%	+0.3 pt
Allocated Equity (Ebn)				1.6	+4.2%
Pre-Tax ROE				39%	+7 pt

Cetelem and its subsidiaries' contribution to the IRFS core business

Assuming constant scope and exchange rates:	3Q05/3Q04
Net Banking Income	+8.5%
Operating Exp. and Dep.	+8.3%
Gross Operating Income	+8.8%
Pre-Tax Income	+16.9%

BNP PARIBAS

Financial Services: Managed Outstandings

In billions of euros

	Sep-05	Jun-05	%Change 1 quarter /June 05	Sep-04	%Change 1 year /Sep-04
CETELEM	**34.5**	**33.5**	**+3.2%**	**31.5**	**+9.5%**
France	19.4	19.3	+0.5%	19.2	+1.0%
Outside France	15.1	14.2	+6.8%	12.3	+22.8%
BNP Paribas Lease Group MT (1)	**15.0**	**14.9**	**+0.4%**	**16.1**	**-7.1%**
France	10.8	10.9	-1.4%	12.4	-13.0%
Europe (excluding France)	4.2	4.0	+5.3%	3.8	12.2%
UCB Individuals (1,2)	**26.4**	**25.1**	**+5.3%**	**18.0**	**+46.7%**
France Individuals	14.9	14.5	+2.9%	9.8	+51.8%
Europe (excluding France)	11.5	10.6	+8.6%	8.2	+40.6%
Long Term Leasing with Services	**6.0**	**5.9**	**+2.0%**	**5.5**	**+7.7%**
France	2.0	2.0	+0.9%	1.8	+13.2%
Europe (excluding France)	4.0	3.9	+2.5%	3.8	+5.1%
ARVAL (in thousands)					
Financed vehicles	**460**	**451**	**+2.0%**	**424**	**+8.6%**
Total managed vehicles	591	602	-1.8%	602	-1.8%

(1) Transfer of BPLG residential real estate oustandings of BNP Paribas Invest Immo to UCB from 31.12.04. (€1.5 bn)
(2) Including Abbey National France outstandings from 31.03.05 (€ 2.6 bn).

BNP PARIBAS

Asset Management & Services

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**870 ***	**+15.5%**	**-1.4%**	**2,565 ***	**+15.1%**
Operating Expenses and Dep.	-582	+16.4%	+4.7%	-1,674	+16.3%
Gross Operating Income	**288**	**+13.8%**	**-11.7%**	**891**	**+12.9%**
Provisions	-1	n.s.	-75.0%	-8	n.s.
Operating Income	**287**	**+12.1%**	**-10.9%**	**883**	**+12.3%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	-2	n.s.	n.s.	52	n.s.
Pre-Tax Income	**285**	**+10.9%**	**-24.0%**	**935**	**+18.4%**
Cost / Income	66.9%	+0.5 pt	+3.9 pt	65.3%	+0.7 pt
Allocated Equity (Ebn)				3.7	+14.7%
Pre-Tax ROE				33%	+1 pt

** including a one-time addition to technical reserves for Cardif Pinnacle's business in the United Kingdom*

BNP PARIBAS

Wealth and Asset Management

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**453**	**+16.8%**	**+2.5%**	**1,304**	**+14.3%**
Operating Expenses and Dep.	-314	+12.1%	+4.3%	-907	+14.4%
Gross Operating Income	**139**	**+28.7%**	**-1.4%**	**397**	**+14.1%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**139**	**+26.4%**	**-1.4%**	**397**	**+14.1%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	-1	n.s.	n.s.	1	-66.7%
Pre-Tax Income	**138**	**+24.3%**	**-2.8%**	**398**	**+13.1%**
Cost / Income	69.3%	-2.9 pt	+1.2 pt	69.6%	+0.1 pt
Allocated Equity (Ebn)				1.0	+6.3%

WAM = Private Banking + Asset Management + Cortal Consors + Real Estate Services

BNP PARIBAS

Insurance

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**237 ***	**+8.7%**	**-5.2%**	**724 ***	**+15.7%**
Operating Expenses and Dep.	-121	+23.5%	+6.1%	-346	+21.4%
Gross Operating Income	**116**	**-3.3%**	**-14.7%**	**378**	**+10.9%**
Provisions	-1	n.s.	-75.0%	-8	n.s.
Operating Income	**115**	**-5.0%**	**-12.9%**	**370**	**+9.5%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	-1	n.s.	n.s.	51	n.s.
Pre-Tax Income	**114**	**-5.8%**	**-38.0%**	**421**	**+24.6%**
Cost / Income	51.1%	+6.1 pt	+5.5 pt	47.8%	+2.3 pt
Allocated Equity (Ebn)				2.3	+12.9%

** including a one-time addition to technical reserves for Cardif Pinnacle's business in the United Kingdom*

BNP PARIBAS

Securities Services

in millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**180**	**+22.4%**	**-5.3%**	**537**	**+16.2%**
Operating Expenses and Dep.	-147	+20.5%	+4.3%	-421	+16.3%
Gross Operating Income	**33**	**+32.0%**	**-32.7%**	**116**	**+16.0%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**33**	**+32.0%**	**-32.7%**	**116**	**+16.0%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**33**	**+32.0%**	**-32.7%**	**116**	**+16.0%**
Cost / Income	81.7%	-1.3 pt	+7.5 pt	78.4%	+0.0 pt
Allocated Equity (Ebn)				0.4	+57.0%

BNP PARIBAS

AMS 3Q05 - Total Assets under Management



Assets under Management
335.2
335.7
339.4
343.1
361.4
385.5
414.6
114.6
115.8
116.1
117,2
125,7
133.3
141.6
147.1
144.7
146.5
147.4
154.0
167.0
184.1
in €bn
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05
Private Banking and Cortal Consors
Asset Management
Insurance

BNP PARIBAS

AMS 9M05 - Assets under Management

Total assets under management : +20.8% / 31 December 2004



414.6
+€71.5bn
141.6
343.1
Net asset inflow
€25.9bn
Private Banking and Cortal Consors
117.2
Scope, Performance, Exchange effects and others
€45.6bn
184.1
Asset Management
147.4
Insurance
78.5
88.9
In billions of euros
31 December 2004
30 September 2005

Total asset under management, excluding cross-selling between the business lines within AMS: €350.6bn as at 30 September 2005 compared to €292.1bn as at 31 December 2004

BNP PARIBAS

Asset Management - Breakdown of Asset under Management

31/12/04



Monetary
31%
Bonds
31%
Structured, alternative & index-based
13%
Diversified
10%
Equity
15%

€147.4bn

30/09/05



Bonds
28%
Monetary
28%
Structured, alternative & index-based
15%
Diversified
12%
Equity
17%

€184.1bn

- Favourable evolution in the mix of Assets Under Management.

BNP PARIBAS

Corporate and Investment Banking

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**1,688**	**+30.4%**	**+7.7%**	**4,822**	**+16.1%**
Operating Expenses and Dep.	-968	+22.7%	+7.1%	-2,785	+11.7%
Gross Operating Income	**720**	**+42.6%**	**+8.4%**	**2,037**	**+22.7%**
Provisions	49	+81.5%	-2.0%	146	n.s.
Operating Income	**769**	**+44.5%**	**+7.7%**	**2,183**	**+35.8%**
Associated Companies	1	n.s.	n.s.	2	n.s.
Other Non Operating Items	-6	n.s.	n.s.	34	-19.0%
Pre-Tax Income	**764**	**+40.7%**	**+3.4%**	**2,219**	**+34.9%**
Cost / Income	57.3%	-3.7 pt	-0.4 pt	57.8%	-2.2 pt
Allocated Equity (Ebn)				9.0	+24.9%
Pre-Tax ROE				33%	+3 pt

BNP PARIBAS

Financing Businesses

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**673**	**+24.2%**	**-7.0%**	**2,022**	**+20.4%**
Operating Expenses and Dep.	-286	+15.8%	+2.1%	-826	+12.8%
Gross Operating Income	**387**	**+31.2%**	**-12.8%**	**1,196**	**+26.2%**
Provisions	49	+75.0%	-2.0%	146	n.s.
Operating Income	**436**	**+35.0%**	**-11.7%**	**1,342**	**+48.9%**
Other Non Operating Items	5	-16.7%	-44.4%	19	+11.8%
Pre-Tax Income	**441**	**+34.0%**	**-12.3%**	**1,361**	**+48.3%**
Cost / Income	42.5%	-3.1 pt	+3.8 pt	40.9%	-2.7 pt
Allocated Equity (Ebn)				6.0	+34.9%

BNP PARIBAS

Advisory and Capital Markets

In millions of euros	3Q05	3Q05 / 3Q04 EU-IFRS	3Q05 / 2Q05	9M05	9M05 / 9M04 EU-IFRS
Net Banking Income	**1,015**	**+35.0%**	**+20.3%**	**2,800**	**+13.2%**
Operating Expenses and Dep.	-682	+25.8%	+9.3%	-1,959	+11.2%
Gross Operating Income	**333**	**+58.6%**	**+51.4%**	**841**	**+18.1%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**333**	**+59.3%**	**+51.4%**	**841**	**+19.1%**
Associated Companies	1	n.s.	n.s.	2	n.s.
Other Non Operating Items	-11	n.s.	n.s.	15	-40.0%
Pre-Tax Income	**323**	**+50.9%**	**+36.9%**	**858**	**+18.0%**
Cost / Income	67.2%	-4.9 pt	-6.7 pt	70.0%	-1.2 pt
Allocated Equity (Ebn)				3.0	+8.6%

BNP PARIBAS

VaR (1 day - 99%) by Type of Risk


Total
56 32 40 28 23 38 22 22 25 28 27 19 19 36 25
Commodities
Change and others
Equities
Interest Rate
Credit
Netting
Average quartely VaR
29.03.02
28.06.02
30.09.02
31.12.02
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05
in millions of euros

Inclusion in 4Q03 of "credit" risk, previously included and netted in "interest rate" risk
(Diagram: last market trading day of the period)

BNP Paribas Capital

In millions of euros	3Q05	3Q04 IFRS-EU	2Q05	9M05	9M04 IFRS-EU
Net Banking Income	**42**	**138**	**24**	**423**	**393**
Operating Expenses and Dep.	-5	-8	-5	-16	-23
Gross Operating Income	**37**	**130**	**19**	**407**	**370**
Provisions	-1	-1	-1	-2	2
Operating Income	**36**	**129**	**18**	**405**	**372**
Associated Companies	30	69	2	51	150
Other Non Operating Items	1	0	51	59	81
Pre-Tax Income	**67**	**198**	**71**	**515**	**603**
Allocated Equity (€bn)				1.2	1.1

- Estimated value of the portfolio as at 30 September 05:
  - €4.2bn (€4.3bn as at 30 June 05)
- Unrealised capital gains as at 30 September 05:
  - €1.5bn (€1.3bn as at 30 June 05)

Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58
Béatrice Belorgey +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

IR Web Site : http://invest.bnpparibas.com

BNP PARIBAS